JCI (London) Limited



(Registered in Englan
Registration No 1410

6 St James's Place
London SW1A 1NP
Tel 020 7491 1889
Fax 020 7491 1989


05009805

PECD/JAK

05 July 2005

Office of the International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington D.C. 20549-0302
United States of America

SUPPL

Dear Sirs

SABMiller plc
Issuer No. 82-4938
Information Submitted Pursuant to Rule 12g3-2(b)
SUPPLEMENTAL INFORMATION

The following information is being furnished to the Commission on behalf of SABMiller plc in order to maintain such issuer's exemption from registration pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

1. **Schedule 5 Blocklisting Six Monthly Return - 22 April 2005**
2. **Announcement - SABMiller Acquires Topvar Brewery in Slovakia - 09 May 2005**
3. **Announcement - Preliminary Announcement - 19 May 2005**
4. **Schedule 10 Notification of Major Interests in Shares - 24 May 2005**
5. **Announcement - Share Award Scheme - 25 May 2005**
6. **Schedule 11 Notification of Interest of Directors and Connected Persons - 25 May 2005**
7. **Announcement - SABMiller Increases Stake in Indian Brewing Business to 99% - 27 May 2005**
8. **Announcement - SABMiller Announces Further Strategic Investment in India - 14 June 2005**

Cont./...2

PROCESSED
JUL 19 2005
THO

9. **Schedule 11 Notification of Interests of Directors and Connected Persons - 17 June 2005**

10. **Announcement - Submission of Annual Report 2005, Notice of AGM 2005, Proxy Form 2005 and Corporate Accountability Report 2005 - 27 June 2005**

11. **Announcement - Restatement of Financial Information under International Financial Reporting Standards- 05 July 2005**

Yours faithfully
For and on behalf of
JCI (London) Limited





P E C Dexter
Secretary

cc	Mr Stephen I Siller Siller Wilk LLP 675 Third Avenue 9th Floor New York NY 10017-5704, USA	Melissa Atheneos C/o ADR Department The Bank of New York 101 Barclay Street, 22nd Floor West New York NY 10286, USA



REG-SABMiller PLC Blocklisting Interim Review
Released: 22/04/2005

RNS Number:3825L
SABMiller PLC
22 April 2005

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

SABMiller plc

2. Name of scheme

(i) Executive Share Purchase Scheme (RSA)
(ii) UK Approved Share Option Scheme
(iii) UK No 2 Unapproved Share Option Scheme
(iv) SABMiller plc International Employee Share Option Scheme

3. Period of return:

From 19.10.04 To 19.04.05

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

Name of Scheme	Ord shares of US$0.10 each
(i) Executive Share Purchase Scheme (RSA)	3,767,926
(ii) UK Approved Share Option Scheme	82,551
(iii) UK No 2 Unapproved Share Option Scheme	2,960,903
(iv) International Employee Share Option Scheme	664,848

5. Number of shares issued / allotted under scheme during period:

Name of Scheme	Ord shares of US$0.10 each
(i) Executive Share Purchase Scheme (RSA)	1,181,615
(ii) UK Approved Share Option Scheme	18,740
(iii) UK No 2 Unapproved Share Option Scheme	684,806
(iv) International Employee Share Option Scheme	313,665

6. Balance under scheme not yet issued / allotted at end of period

Name of Scheme	Ord shares of US$0.10 each
(i) Executive Share Purchase Scheme (RSA)	2,586,311
(ii) UK Approved Share Option Scheme	63,811
(iii) UK No 2 Unapproved Share Option Scheme	2,276,097
(iv) International Employee Share Option Scheme	351,183

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

(i) Executive Share Purchase Scheme (RSA)
4,900,000 ordinary US$0.10 listed 16.04.1999
3,798,000 ordinary US$0.10 listed 19.04.2002
400,000 ordinary US$0.10 listed 05.03.2004
9,098,000 TOTAL

(ii) UK Approved Share Option Scheme
50,490 ordinary US$0.10 listed 19.04.2002

93,435 ordinary US$0.10 listed 05.03.2004
143,925 TOTAL

(iii) UK No 2 Unapproved Share Option Scheme
100,000 ordinary US$0.10 listed 16.04.1999
527,771 ordinary US$0.10 listed 19.04.2002
3,592,329 ordinary US$0.10 listed 05.03.2004
4,220,100 TOTAL

(iv) SABMiller plc International Employee Share Option Scheme
837,180 ordinary US$0.10 listed 05.03.2004

Please confirm total number of shares in issue at the end of the period in order for us to update our records

1,101,817,984

Contact for queries

Name Greg Martin

Address SABMiller plc, Dukes Court, Duke Street, Woking, GU21 5BH

Telephone 01483 264 067

Person making the return

Name A.O.C. Tonkinson

Position Company Secretary

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

This information is provided by RNS
The company news service from the London Stock Exchange

END

BLRIBMRTMMMTBAA

RNS Number:9971L
SABMiller PLC
09 May 2005

Ref: 10/2005

SABMILLER ACQUIRES TOPVAR BREWERY IN SLOVAKIA

London and Johannesburg, 9th May 2005. SABMiller plc announces that it has agreed to acquire the Slovakian brewer Topvar, a.s. ("Topvar" or the "Company"). Topvar is located in the City of Topolcany in Western Slovakia and sold 569,000 hectolitres of beer in 2004.

Under the terms of the agreement with the controlling shareholders, SABMiller will make an offer to acquire all the shares of the minority shareholders in the Company (40.5% interest) ("the Offer"). Depending on the level of acceptances under the Offer, the controlling shareholders, who have a 59.5% interest in the Company, have agreed to sell sufficient shares such that SABMiller's interest will be at least 33%, but not more than 49% of the issued share capital ("Initial Stake").

Six months after the acquisition of the Initial Stake, the controlling shareholders will sell further shares ("the Additional Shares") to enable SABMiller to increase its interest to at least 67% of Topvar. The remaining shares held by the controlling shareholders are subject to put and call arrangements exercisable within 18 months of SABMiller acquiring the Additional Shares.

The transaction is conditional upon Slovakian Anti-monopoly Office approval, a minimum level of acceptances under the Offer and the fulfilment of certain technical requirements. Provided the minimum level of acceptances under the Offer is met, the transaction will provide SABMiller with an interest in Topvar of at least 95%.

The value of the net assets to be acquired is approximately US$15.2 million.

Alan Clark, Managing Director of SABMiller's European division, commented:

"This acquisition complements our existing operations in Slovakia and strengthens our overall position in Central Europe. Topvar brings to SABMiller a strong local brand, an excellent distribution platform in Western Slovakia and a quality production site. The acquisition reflects our strategy of optimising and expanding our positions in developing markets and we anticipate brand, procurement and distribution benefits arising from the transaction."

Ends

Notes to editors:

SABMiller plc

SABMiller plc is one of the world's largest brewers, with 2003/04 lager sales

volumes in excess of 137 million hectolitres. It has a brewing presence in over 40 countries across four continents and a portfolio of strong brands and leading market shares in many of the countries in which it has brewing operations. Outside the USA, SABMiller plc is one of the largest bottlers of Coca-Cola products in the world.

In the year ended 31 March 2004, the group generated US$1,391 million pre-tax profit from a turnover of US$12,645 million. SABMiller plc is listed on the London and Johannesburg stock exchanges.

This announcement is available on the SABMiller website, www.sabmiller.com

High resolution images are available for the media to view and download free of charge from www.vismedia.co.uk

Enquiries:

Sue Clark	Director of Corporate Affairs	Tel: +44 20 7659 0184
Gary Leibowitz	Vice President, Investor Relations	Tel: +44 20 7659 0119
		Mob: +44 7717 428540
Nigel Fairbrass	Head of Media Relations	Tel: +44 20 7659 0105
		Mob: +44 7799 894265
Peter Fecko	Mmd Public Relations (Slovakia)	Tel: +421 2 5293 2476
		Mob: +421 905 213 136

This announcement does not constitute an offer to sell or issue or the solicitation of an offer to buy or acquire securities of SABMiller plc (the "Company") or any of its affiliates in any jurisdiction or an inducement to enter into investment activity.

This document includes "forward-looking statements". These statements may contain the words "anticipate", "believe", "intend", "estimate", "expect" and words of similar meaning. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding the Company's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Company's products and services) are forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements are based on numerous assumptions regarding the Company's present and future business strategies and the environment in which the Company will operate in the future. These forward-looking statements speak only as at the date of this announcement. The Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Any information contained in this announcement on the price at which the Company's securities have been bought or sold in the past, or on the yield on such securities, should not be relied upon as a guide to future performance.

This information is provided by RNS
The company news service from the London Stock Exchange

END

ACQILFVSEDIRIIE

SABMiller PLC
19 May 2005

SABMiller plc

PRELIMINARY ANNOUNCEMENT

Ref: 11/2005

Outstanding Volume and Earnings Growth

London and Johannesburg, 19 May 2005. SABMiller plc today announces its preliminary (unaudited) results for the year to 31 March 2005. Highlights are:

	2005 US$m	2004 US$m	% change
Turnover	14,543	12,645	15
EBITA*	2,409	1,893	27
Profit before tax	2,194	1,391	58
Adjusted profit before tax*	2,242	1,705	31
Adjusted earnings	1,251	925	35
Adjusted earnings per share*			
- US cents	103.2	77.6	33
- UK pence (up 22%)	55.9	45.8	
- SA cents (up 17%)	641.8	547.6	
Adjusted diluted earnings per share* (US cents)	99.8	75.2	33
Basic earnings per share (US cents)	94.1	54.1	74
Dividends per share (US cents)	38.0	30.0	27
Net cash inflow from operating activities	2,792	2,292	22

* EBITA and adjusted profit before tax comprise profit before interest and tax (US$2,361 million) profit before tax (US$2,194 million) respectively before goodwill amortisation (US$366 million), a before exceptional items (net credit US$318 million - see note 4). The calculation of adjusted ea is given in note 6. All references to EBITA refer to pre-exceptional EBITA.

- Total lager volumes increase 8% to 148 million hls, organic growth of 4%
- Miller domestic volume returns to growth - turnaround on track
- Excellent volume and EBITA performance in South Africa
- Continued strong performances from both Europe and Africa & Asia
- Group EBITA margin 16.6%, up from 15.0%
- Strong cash flows reduce gearing to 26.4%

2005 Pre-exceptional EBITA US$m	Reported growth %	Organic, constar currenc growt

North America	497	17	]
Central America	91	21	[illegible]
Europe	483	26	]
Africa and Asia	384	25	[illegible]
Beer South Africa	708	36	[illegible]
Other Beverage Interests	250	34	]
Hotels and Gaming	81	51	[illegible]
Central Administration	(85)	-	
Group	2,409	27	]

Statement from Meyer Kahn, Chairman

'This has been the third successive year of remarkable volume, margin and earnings growth from SABMiller and confirms our superior long-term growth profile.

Our South African operations were particularly strong, benefiting from robust economic conditions, further improvements in operating performance and a firm local currency. Miller has shown domestic volume growth for the first time in six years and the businesses in Europe and Africa & Asia continued their excellent momentum.

Following the improvement in adjusted diluted earnings per share, the board has recommended an increase in the final dividend, giving a total of 38.0 US cents for the year, an increase of 27% over the prior year.'

Enquiries:

	SABMiller plc	Tel: +44 20 7659
Sue Clark	Director of Corporate Affairs	Mob: +44 7850 2854[illegible]
Gary Leibowitz	Vice President, Investor Relations	Mob: +44 7717 4285[illegible]
Nigel Fairbrass	Head of Media Relations	Mob: +44 7799 8942[illegible]
Philip Gawith	The Maitland Consultancy Ltd	Tel: +44 20 7379

A live webcast of the management presentation to analysts will begin at 9.30am (BST) on 19 Ma[illegible]
This announcement, a copy of the slide presentation and video interviews with management are avai
the SABMiller
plc website at
www.sabmiller.com
. Video interviews with management can also be found at
www.cantos.com
.

High resolution images are available for the media to view and download free of charge fr[illegible]

www.vismedia.co.uk

Copies of the press release and the detailed Preliminary Announcement are available from the [illegible]
Secretary
at the Registered Office, or from 2 Jan Smuts Avenue, Johannesburg, South Africa.

Registered office: Dukes Court, Duke Street, Woking, Surrey, GU21 5BH

Telephone: +44 1483 264000
Telefax: +44 1483 264103

Incorporated in England and Wales (Registration Number 3528416)

CHIEF EXECUTIVE'S REVIEW

Business review

The twelve month period to 31 March 2005 was a third successive year of outstanding performance. Our strong local brands and portfolio of businesses, which is well balanced between established and developing markets, enabled us to leverage both value and volume growth.

Organic lager volumes grew by 4%, twice the historical global industry average growth rate, and EBITA was up 27% (18% on an organic, constant currency basis) with double-digit growth from every one of our businesses. The group EBITA margin increased by 160 basis points over the year to 16.6%, while at the same time we grew market shares in each of our major territories.

This strong performance was the result of our programmes to enhance the equity of our brands, to drive positive mix improvements, to continuously improve our sales and distribution execution, and to focus relentlessly upon operational excellence. Our efforts were assisted by benign economic conditions and favourable currency movements.

While all our businesses did well, the South African beer and soft drink businesses were particularly strong with EBITA up 20% and 18% respectively on an organic, constant currency basis. We are pleased with the progress at Miller where the turnaround programme remains on track.

We continued to pursue our strategy to build our global business, reinforcing our in-country positions through the purchase of minority shareholdings in Birra Peroni and Amalgamated Beverage Industries Ltd (ABI) and the acquisition of SC Aurora SA in Romania. Our Chinese associate, China Resources Snow Breweries Ltd (CR Snow), made a number of acquisitions increasing access to markets.

Overall, these results demonstrate the fundamental operational strength of the group. Total group beverage volumes grew by 5% on an organic basis, and on a reported basis at 187.2 million hectolitres (hls) were 8% above last year. Within this total, lager volumes were 148.3 million hls.

Turnover, including share of associates, increased by 8% on an organic, constant currency basis, and on a reported basis at US$14,543 million was 15% ahead of last year. Reported EBITA of US$2,409 million was 27% ahead of prior year and reported profit before tax increased by 58% to US$2,194 million.

Net cash inflow from operations of US$2,792 million was 22% ahead of prior year,

reflecting the overall strength of the trading performance. The group's gearing decreased at the year-end to 26.4% from last year's 43.3%, reflecting the trading performance, proceeds from the sale of certain investments and the conversion of the 4.25% US$600 million convertible bond, partly offset by cash spent on acquisitions.

Adjusted earnings were up by 35%, to US$1,251 million, 103.2 US cents on a per share basis, with adjusted diluted earnings per share of 99.8 US cents up 33% on the prior year. Reported basic earnings per share of 94.1 US cents increased 74% on the prior year.

The board has proposed a final dividend of 26.0 US cents per share, making a total of 38.0 US cents per share for the year, an increase of 27% over prior year. The dividend is covered 2.6 times by adjusted earnings per share on a diluted basis.

North America

Further progress has been made in North America, and for the first time in many years Miller achieved growth in both retail sales and domestic shipments, with Miller Lite, the largest brand in the portfolio, recording strong volume growth. Profitability has improved, with the EBITA margin for the business reaching 10.2%, and overall market share has been gained. Increased investment is taking place in both marketing and sales and distribution to strengthen further the capabilities of the organisation. These investments, and an increasingly competitive industry environment, are likely to result in further profit improvement being of a modest nature in the coming year.

Central America

Economic and trading conditions in Central America were difficult, but our business performed well and delivered EBITA of US$91 million, an increase of 21% over prior year. However, volumes of beer and carbonated soft drinks (CSDs) fell by 1% and 7% respectively in markets that were negatively impacted by high fuel costs and, in El Salvador, price-based CSD competition and increased excise tax on beer.

Europe

Our Europe operations delivered another excellent year of earnings growth, with EBITA up 26%, 15% organically in constant currency. This performance is particularly impressive following five successive years of double-digit EBITA increases, organically in constant currency. Organic lager volumes grew by 5%, benefiting from generally favourable economic conditions, continued increases in per capita consumption and our improved operational execution. Poland, Russia and Romania performed particularly well, offsetting declines elsewhere in the portfolio.

Organic volumes in Poland grew by 12%, securing market leadership for Kompania Piwowarska and contributing to increased EBITA. In Russia, total volumes increased by 30%, with sales of Miller Genuine Draft growing by 43%. Volumes decreased in the Czech Republic, being impacted by a cooler summer, however Plzensky Prazdroj gained market share. In Italy, the domestic beer market was

affected by a weak consumer environment and declined by an estimated 6%. Despite a decline in volumes the Peroni brand retained its market leadership.

Africa and Asia

Our African businesses delivered another year of strong earnings growth with EBITA up 25%, 21% organically in constant currency. Favourable economic conditions and exchange rate movements, volume growth, revenue management initiatives and productivity enhancements all contributed to this improvement. Tanzania enjoyed an exceptional year, Mozambique excelled, Angola continued its strong growth in CSDs, and Botswana performed well. The Castel group, with which we have an alliance, continued its strong performance.

Our Chinese associate, CR Snow, further consolidated its leading position during the year, with a number of acquisitions giving access to new markets in the Yangtze River delta as well as bolstering our position in Anhui. Lager volume growth for the year was 25%, within which underlying organic growth of 10% was achieved. Our national brand, Snow, grew by 27% and comprised 33% of total volumes Overall, market share gains were recorded in the key markets of Heilongjiang and Jilin.

South Africa

Beer South Africa achieved strong growth in volumes, with an increase of 4% on a comparable basis. EBITA grew by 36%, 20% in constant currency, and EBITA margin increased to 28.1%, benefiting from this volume growth, pricing and mix improvements and ongoing operational productivity. The business capitalised upon the consumer shift towards premium brands, through developments in packaging, promotions and merchandising with a particular drive behind our international premium brands, Miller Genuine Draft and Pilsner Urquell.

Other Beverage Interests (OBI) grew pre-exceptional EBITA by 34%, 18% in constant currency, driven by increased CSD volumes at ABI, price management and overhead productivity. ABI achieved 8% volume growth in the CSD category, through continued flavour and pack innovations, and share gains in national accounts.

Tsogo Sun has benefited from a strong gaming market, and has reported improved trading performances in both its hotel and gaming operations.

Outlook

There is underlying momentum in most of our major markets, and we expect further steady organic volume growth for the group, supported by significant ongoing marketplace investments.

Following a number of years of exceptional rates of profit growth delivered by the group, earnings per share for the coming year are expected to continue to grow at a more moderate rate from this higher base.

Operational review

North America

Financial summary	2005 US$m	2004 US$m	% cha
Turnover	4,892	4,778	
EBITA*	497	424	
EBITA margin (%)*	10.2	8.9	
Sales volumes (hls 000s)			
- Lager - excluding contract brewing	47,380	47,258	
- contract brewing	10,583	10,593	
- Carbonated soft drinks (CSDs)	75	70	
Lager - domestic sales to retailers (STRs)	44,380	43,997	

* Before exceptional credits of US$7 million being exceptional profit on the sale of Tumwater brewery of US$4 million, Tumwater brewery closure costs reversal of US$1 million and integration and restructuring cost reversal of US$2 million (2004: exceptional charges of US$14 million being integration and restructuring costs of US$13 million, Tumwater brewery closure costs reversal of US$4 million and asset impairment of US$5 million).

For the first time since 1998, Miller Brewing Company posted growth in retail sales and domestic shipments. This was achieved in a challenging competitive and economic environment. Substantial increases in fuel costs have had a marked impact on consumers' disposable income and spending patterns, whilst US beer industry sales were also impacted by more favourable sales trends for the competing wine and spirit categories. These two factors, coupled with variable weather conditions, make this performance all the more pleasing. Domestic market share grew to 18.5% on a financial year basis.

Domestic beer sales to wholesalers increased by 0.7% during the year whilst wholesaler inventories at year end were one day lower than the prior year. Wholesaler sales to retailers (STRs) increased by 0.9% over the prior year. In the second half, STRs were unchanged versus the prior year on a comparable selling day basis.

Miller Lite has achieved strong growth during the year despite challenging comparatives in the second half of the prior year, and was the fastest growing beer brand in US supermarkets for our financial year just ended, as determined by Nielsen. The decline in Miller Genuine Draft has slowed somewhat compared with the previous year, however Miller remain dissatisfied with the brand's performance and further investment will be made behind this brand in the coming financial year.

Increased focus is being applied to the Miller High Life and Milwaukee's Best brand franchises by both the company and its distributors, and the decline in these brands has slowed. During the year, Olde English and Mickey's returned to volume growth.

In the worthmore segment Pilsner Urquell has continued to grow whilst Peroni Nastro Azzurro was launched during the fourth quarter. The early signs for this

brand are promising. Brutal Fruit was trial launched in three areas of the country late in the financial year whilst shipments of both SKYY Blue and SKYY Sport were discontinued during the year.

Internationally volumes experienced varying performance across the territories. During the year Miller's licensing arrangements with its UK partner were renegotiated. Contract brewing volumes were in line with the prior year.

Total turnover for the year increased by 2.4%, and within this, US domestic turnover excluding contract brewing grew by 3.2%. The level of promotions increased in the fourth quarter as a result of the intensified competition in the market place and this pricing activity is expected to continue into the coming financial year. Strong gains in both operating efficiency and overall waste reductions have been made in Miller's breweries. However, during the fourth quarter the first impacts of the significant increases in world commodity prices, particularly aluminium and energy costs, were felt.

Total marketing expenditure was higher than in the prior year, driven by increased spending in the second half. The mix of marketing expenditure continued to shift away from overhead and fixed costs towards consumer-facing media placements and local market activation programmes. Increased resources were also deployed in the sales and marketing departments, and in improving the talent level, training and development programmes as well as depth of cover in all functions of the company. Miller are in the early stages of implementing world class manufacturing standards in some of its breweries. Progress against cost leadership goals has been in line with expectations and the resulting productivity gains have been reinvested in the core strategic focus areas of the business. These include an expanded sales organisation, with the recruitment of nearly 200 specialised sales force team members, funding of local market initiatives in all areas, the expansion of the on-premise taste challenge with millions of consumer intercepts being achieved, improved brand marketing capability and an increase in marketing expenditure on Miller's key brands.

EBITA for the year grew 17% to US$497 million despite the challenging competitive and economic environment. Following this strong performance, Miller's target of achieving a double-digit EBITA margin by the end of its three year turnaround programme was met earlier than expected, at 10.2% for the year.

Capital expenditure was ahead of the prior year and is expected to grow in the short and medium term as increased investments are made behind key focus areas.

The extremely competitive environment coupled with a difficult economic landscape and higher world commodity prices make the next financial year a difficult year to forecast. Industry fundamentals, primarily volume and pricing, are expected to be more challenging, and since February the pricing environment has become increasingly difficult. However, further growth in Miller Lite sales volumes, albeit at a slower rate, is expected to be achieved, together with an improvement in the balance of the portfolio. The company intends to continue to invest strongly behind its brands, its people and its processes in order to ensure that it remains a strong and viable competitor over the long term.

Central America

Financial summary	2005 US$m	2004 US$m	% cha
Turnover	521	531	
EBITA*	91	76	

EBITA margin (%)*	17.5	14.2
Sales volumes (hls 000s)		
- Lager	1,828	1,839
- Carbonated soft drinks (CSDs)	5,622	6,031
- Other beverages	2,749	2,643

* Before exceptional costs of US$Nil million (2004: reorganisation costs of US$6 million).

The results for the year display the progress made in many areas of the business notwithstanding tough trading conditions, particularly in El Salvador. Disposable incomes in both countries continue to be negatively impacted by high fuel costs, and consequent increases in electricity and public transport costs. Economic growth in El Salvador has slowed significantly due to the effects of delayed expenditure caused by the uncertainty in the outcome of the presidential elections and postponement in the approval of the central budget. This situation has been exacerbated by the introduction in January 2005 of a number of fiscal reforms, including an increase in excess of 50% in the excise tax on beer, against modest increases for competing alcohol products. The excise regime has also changed, moving away from ad valorem to a unit of alcohol basis. This ostensibly allows for more transparency, but the rate imposed on beer penalises the category by comparison to spirits.

Further progress was made throughout the year in strengthening our brand portfolio and improving execution through customer focused channel marketing. Following our successful launch of a local premium beer, Bahia, in El Salvador in the previous financial year, the brand was launched in Honduras during the year and continues to grow share ahead of expectation. Both countries successfully grew share of worthmore brands enhancing beer margins. However, overall beer volumes were marginally lower across the business, with good growth in Honduras being offset by a decline in El Salvador, where domestic volumes in the last quarter fell following the excise tax increase, and export volumes were reduced in light of their inherent low profitability.

Aggregate CSD volumes fell by 7%, reflecting the price-based nature of competition in El Salvador. Whilst our CSD market share is relatively stable in Honduras, market share has been lost in El Salvador. However, through effective channel marketing and improved in-trade execution, we have been able to increase prices in certain segments in both markets to improve the profitability of the CSD business. Whilst we have introduced lower-priced offerings in selected market segments to compete on a price basis, we continue to support our sector leadership by focusing mainly on brand attributes rather than price. The growth in other beverage volumes reflects the increased sales of bottled water.

Turnover for the period declined by 2%, as improved pricing for both beer and CSDs partly offset the impact of the volume decline. Improved revenue management through brand segmentation and portfolio management has yielded benefits, and continues to deliver improved margins across the business. These improved margins, strong control of operating costs, and the lower cost base in the business following restructuring, has led to a higher EBITA (26% up in constant currency) and an improved EBITA margin. The full year benefits of previous reorganisations have also assisted this improvement.

Trading conditions are expected to remain tough, and this will lead to increased market investment. However, the business is now appropriately structured with a cost base that will allow us to compete aggressively. Accordingly, we are in a position to strongly defend the competitive entries into our beer markets, and have the ability to aggressively seek CSD market share, albeit that this may be at the expense of short term margin.

Europe

Financial summary	2005 US$m	2004 US$m	% cha
Turnover	2,909	2,420	
EBITA*	483	383	
EBITA margin (%)*	16.6	15.8	
Sales volumes (hls 000s)			
- Lager	33,669	30,925	
- Lager organic	32,420	30,925	
- Other beverages	-	97	

* Before exceptional items of US$51 million being Naples brewery closure costs of US$35 million and restructuring costs in the Canary Islands of US$16 million (2004: water plant closure costs of US$6 million).

Total lager beer volumes rose 9% (5% on an organic basis), adversely influenced in the first half by much poorer summer weather than in the previous year. Strong volume growth in Poland, Russia and Romania more than offset declines elsewhere. Supporting this good growth was increased marketing investment, up 9% in real terms over the prior year, and expansion of focused on-premise merchandising. The business again produced excellent profit growth, with EBITA up 26% (15% in organic constant currency terms). EBITA margin growth of 80 basis points was derived from improved sales mix, as worthmore segment volumes rose 11% organically, and increased productivity.

The Polish beer market grew by some 2%, led by growth in the lower mainstream segment. Kompania Piwowarska's organic volume growth of 12%, driven by increased on-trade investment and key account channel focus (including enhanced cold display), secured market leadership, with share at 37%. Tyskie remains Poland's leading beer brand, and Zubr is now the second largest brand following its re-launch in July 2003, with market share of 8% at the end of the year. Re-launched premium brand Lech, complemented by Redds, improved mix in the fourth quarter, halting the negative mix trend witnessed for much of the year. New product innovation has been particularly successful in Poland, and products launched since 2000 now contribute over 30% of total revenue. Real pricing declines continued for the industry, but our manufacturing and distribution productivity yielded cost savings, and sales per employee reached 4,000 hectolitres.

In the Czech Republic, domestic industry volumes declined by 2.5% for the year, with the first half's 5% decline reflecting 22% fewer summer sunshine hours compared to the prior year. Plzensky Prazdroj's volumes were down 2.1% for the year, resulting in a small market share gain as our on-premise investment and key account management initiatives continued to succeed in the market. Pilsner Urquell volumes rose slightly both domestically and globally, driving positive sales mix benefits. Pricing grew ahead of inflation, whilst package and channel mix were stable. These factors, together with cost savings from centralised regional procurement, helped our Czech operations to once again deliver improved earnings.

In Russia, Transmark's volume increase for the year outpaced both overall single-digit industry growth and also premium segment growth, although our rate of growth slowed in the second half as we cycled high prior year comparables. Our successful focus on building complementary Russian and international brand equities within a leading premium portfolio has been amplified by strong merchandising execution by our specialist distributors and retailers. Miller Genuine Draft volumes grew by 43%, generating positive brand mix benefits. Our distributors' network now covers most major Russian cities, with particular strength in the Moscow region where we have a revenue share of approximately 15%. Pricing growth continued in line with food and beverage inflation. Whilst marketing expenditure rose significantly, substantial cost benefits have been

obtained through local malt and bottle procurement. Recently restrictions have been imposed on media use by brewers and on beer consumption, although it is too early to quantify what impact these may have on the industry.

In Romania, our organic volume growth of 18% (industry up 6%) and our acquisition of SC Aurora SA in June 2004 have increased our market share to 22%. Ursus, the country's leading brand franchise, has been repositioned, attracting more consumers to Ursus Premium (from Ursus Pils), a local premium beer with equity rivalling the international brands in the country. Ursus franchise volumes grew by 35% and generated positive mix impact, whilst Timisoreana Lux grew 82% in the mainstream segment with rapidly growing geographic distribution. At year end, we launched two new brands: Peroni Nastro Azzurro in the international premium segment and Ciucas, a lower-mainstream PET brand designed to complement our existing portfolio, leveraging our strong distribution network in this market segment. Profitability has increased significantly, and our production capacity is being expanded to accommodate our continuing growth.

In Italy, the domestic beer market declined by an estimated 6% in a weak consumer environment and following the prior year's exceptionally good summer. Birra Peroni's organic volumes declined 8%, reflecting an unchanged organic share performance and the termination of a licensed international brand. The Peroni brand retained its market leading share of 12% and Nastro Azzurro held its 4% share. A comprehensive turnaround programme is now underway, encompassing stronger brand marketing, development of an effective sales function and direct point of sale merchandising control, restructuring of distribution arrangements, aggressive cost containment and deliberate performance management. Facilities restructuring programmes are on track following the closure of the Naples plant, whilst manufacturing upgrades are ongoing at other facilities, including those enabling production of Miller Genuine Draft for the pan-European market at the Padua brewery. Margins have reduced mainly as a result of negative sales mix associated with consumption shifts towards the off-premise channel and towards lower-priced market segments. The closure of the Naples plant and associated restructuring initiatives led to an exceptional charge of US$35 million during the year. In February, we increased our shareholding in Birra Peroni to 99.8% at a cost of US$205 million. In March, beer excise was increased by 24%, the impact of which will be felt by the industry in the forthcoming year.

The Peroni Nastro Azzurro brand was recently re-launched in the UK, with a brand marketing budget of £5 million. Initial consumer reception is encouraging and the new brand has achieved high early awareness among target consumers.

The Hungarian domestic industry declined some 10% following the ongoing importation of cheap German cans. Dreher's volume declined in line with this, and profits have decreased as a consequence.

The Slovakian industry continued to decline, but at the reduced rate of 7% and our volumes contracted by 3%. In the Canaries, our volumes were level, in line with the industry. Significant restructuring has been announced in the Canaries, including a 20% workforce reduction, which will generate significant cost savings from 2007. An exceptional charge of US$16 million has been taken.

Africa and Asia

Financial summary	2005 US$m	2004 US$m	% cha
Turnover	1,937	1,555	
EBITA*	384	306	
EBITA margin (%)*	19.8	19.7	

Sales volumes (hls 000s)**		
- Lager	39,505	32,521
- Lager organic #	35,685	32,392
- Carbonated soft drinks (CSDs)	4,667	3,879
- Other beverages	11,538	10,137

* Before exceptional items being profit on the disposal of the group's interest in Harbin Brewery Group Limited (Harbin) of US$103 million (2004: share of associate's profit on disposal of a CSD business and brands in Morocco of US$6 million and share of associate's profit on disposal of a brand in Angola of US$1 million).

** Castel volumes of 12,771 hls 000s (2004: 12,049 hls 000s) lager, 8,260 hls 000s (2004: 9,221 hls 000s) CSDs, and 2,985 hls 000s (2004: 3,326 hls 000s) other beverages are not included.

During 2004, the management responsibility for sales to Angola was transferred from Beer South Africa to the Africa division. On a pro forma comparable basis, the organic growth in lager volume in Africa and Asia would have been 9% compared to the prior year.

Africa

Our African businesses continued the solid momentum described at the half-year with full year growth in reported lager volumes of 9%. Volume gains combined with improved productivity and selective price increases led to strong EBITA growth for the year under review. EBITA margin also increased aided by favourable country mix, with good growth in our higher margin territories.

Within the portfolio, Tanzania enjoyed an exceptional year with lager volume growth of 9%, driven by improved market penetration within the context of an improving economy and favourable agricultural conditions. Mozambique also excelled with volume growth of 13% reflecting greater product availability in rural areas and improving economic fundamentals. Angola continued its strong growth in CSDs with volumes improving 15% year-on-year as increased capacity and additional packs were introduced during the year. Botswana recovered from a slow start to the year following the 8% devaluation of the local pula, to post 1.3% total volume growth, within which the CSD portfolio performed best.

Castle brand volumes grew 15% across Africa, with strong performances in Tanzania and Zambia where the brand attracts a price premium. Castle Milk Stout grew in Ghana, also at a premium price position, and the brand was introduced in Cameroon by our strategic alliance partner, Castel, with encouraging initial results. Miller Genuine Draft was launched in selected African countries in the last quarter of the year.

Lager volumes in Castel grew 6% year-on-year, with solid performances in Angola, Democratic Republic of Congo and Algeria. Castel's CSD volumes reflect a non-organic drop following the sale of their Moroccan and Angolan CSD interests in the latter part of the prior year. EBITA has shown strong growth over the prior year, reflecting improved productivity and a favourable product mix.

Asia

Our Chinese associate, CR Snow, expanded further during the year, with seven breweries acquired giving access to new markets in the Yangtze River delta as

well as bolstering our position in Anhui. Lager volume growth for the year was 25%, within which underlying organic growth of 10% was achieved. Our national brand, Snow, grew by 27% and comprised 33% of total volumes. Overall, our national market share grew by over one full percentage point to 11.5%.

Double-digit organic EBITA growth was delivered in China driven by our volume performance as well as modest net pricing and mix improvement which offset higher raw material and energy costs. Continuing moderate price inflation trends are encouraging. Additionally, while we are increasing investment in focused brand marketing and distribution initiatives, we are beginning to reap brand portfolio and operational synergies from our recent acquisitions. Reported EBITA was, however, also influenced by the negative impact of the new acquisitions, particularly in the case of the breweries in southern Jiangsu province, which were acquired in October 2004, ahead of the lower-volume winter months.

Our Shaw Wallace investment in India recorded double-digit sales volume growth, ahead of the industry. The business continued to rehabilitate individual brewing units and added one million hls of new capacity while closing down two smaller breweries during the year. The business is focusing on industry reforms, and is making significant investments in upgrading returnable containers.

South Africa

South Africa Beverages

Following the acquisition in December 2004 of all of the shares in ABI which the group did not own, a programme of work has begun to establish and leverage the benefits from the combination of our beverage businesses in South Africa. Future financial announcements will include segmental results and commentaries for South Africa Beverages. For the year under review, economic conditions remained positive for our South African operations. Lower inflation and interest rates, taken together with lower taxation and benefits from improved social grants, led to an increase in disposable income.

Beer South Africa

Financial summary	2005 US$m	2004 US$m	% chа
Turnover	2,522	1,964	
EBITA	708	522	
EBITA margin (%)	28.1	26.6	
Sales volumes (hls 000s)			
- Lager	25,912	25,261	

Reported lager volumes achieved strong growth, ending the year 3% above last year. As noted at the half year, during 2004 the management responsibility for exports to Angola was transferred to the Africa division, and on a pro forma comparable basis the increase in volume was 4%. A programme of renovation of our mainstream brands including packaging changes and focussed consumer communication contributed to this volume growth. This has been achieved through

innovation, maximising opportunities presented by the marketing mix, price management in trade and improved availability following a 19% increase in customers receiving a delivery service.

The general consumer shift to more premium offerings continues to gain momentum, with growth of 50% achieved in the premium segment by Beer South Africa. Developments in packaging, promotions and merchandising combined with a highly differentiated route to market and focussed consumer engagement helped to maximise this growth. The deliberate drive behind our international brands, Miller Genuine Draft and Pilsner Urquell, within the South African premium portfolio has delivered results and contributed to this growth. In addition, Beer South Africa now holds a market leadership position in the fruit alcoholic drinks category following 36% growth during the year under review.

Turnover increased by 13% in local currency, reflecting higher volumes, price increases and significant growth in premium brands. This translates to a 10% increase in domestic turnover per hl over last year.

Good control of operational costs and improved efficiencies assisted by the strong performance of the rand which resulted in reductions in raw material costs, helped boost the EBITA margin to 28.1% up from 26.6% a year ago. EBITA was significantly up at US$708 million, an improvement of 36% on last year, and a constant currency increase of 20%.

Strong sales growth and changes to both pack and brand mix have resulted in the need to increase both packaging and brewing capacity as well as flexibility capability. Plans are well advanced to bring the first tranche of capacity on line before the 2005 summer peak. While capacity upgrades are restricted to certain breweries, a general enhancement of our packaging capability is planned for all breweries.

Good progress has been made by the liquor industry on the formulation of a Black Economic Empowerment (BEE) Charter for the industry. Internal targets to finalise the Charter by later in the year are, however, being hampered by Government's delay in publishing the full BEE codes of good practice.

Progress in licensing the previously unlicensed shebeen trade has continued to be below expectations, given delays in provincial licensing legislation. In the Eastern Cape, however, increased temporary licensing has resulted in a doubling of licensed customers during the year. We have continued to engage with the relevant licensing authorities and assist shebeeners to increase the pace of licensing across the country and are investing in training to enhance the business skills of taverners.

The company has again received a number of awards in South Africa. This year, the company was awarded both the Marketing and Manufacturing organisation of the year by the respective industry bodies and was first, for a second successive year, in the Finance Week survey of the best companies to work for.

Other Beverage Interests

Financial summary	2005 US$m	2004 US$m	% cha
Turnover	1,473	1,171	
- ABI	1,151	912	

EBITA*	250	186
- ABI	213	158
EBITA margin (%)*	17.0	15.9
- ABI	18.5	17.3
Sales volumes (hls 000s)		
- Soft drinks	14,301	13,227
- ABI	14,066	12,999

* Before exceptional items of US$Nil million (2004: profit on disposal of trademarks of US$13 million).

Amalgamated Beverage Industries (ABI)

ABI has benefited from the favourable economic conditions referred to earlier, and a growing black middle class has increased national household spending, supporting increasing demand for ABI's products. Volume was buoyant, and the 8% growth was driven by effective national account promotional spend, the effects of the two-tiered pricing strategy, and moderate price increases. The final quarter showed strong growth, aided by the timing of Easter in March. The benefits of the two Easters during the year aided growth in volume by approximately 0.5%. This excellent performance resulted in share gains in the CSD category, especially in the national accounts following repositioning of some brands and more effective promotional spending. Continued flavour and pack innovation further drove sales, as did focus on driving winter consumption. CSD volumes were up 8% for the year and overall, CSDs contributed 94.6% of total ABI volume. CSD volume increases were driven by the growth in non-returnable bottles, in particular the 2 litre pack.

Turnover increased 26% (11% in constant currency) on the back of volume growth and selective price increases. EBITA increased by 35% for the year (19% in constant currency), driven by higher turnover, productivity improvements and procurement cost reductions, and delivered an improved EBITA margin of 18.5%.

Appletiser

Sales in South Africa recorded strong growth, with new packaging receiving an enthusiastic response, and progress was made in several international markets. Good EBITA growth reflected the benefits of higher volumes and operational efficiencies, partially offset by increased marketing expenditures.

Distell

Distell's domestic sales volumes increased, with further gains in the spirits category contributing to an improved sales mix. International volumes also grew, focused on a core portfolio of brands in selected markets. Customer service levels and operational efficiency has improved across the business, and work with key suppliers has yielded benefits. The improved sales mix, disciplined cost management and the containment of overhead costs have all contributed to improved earnings.

Hotels and Gaming

Financial summary	2005 US$m	2004 US$m	% cha
Turnover	289	226	
EBITA*	81	53	
EBITA margin (%)*	28.0	23.7	
Revpar - US$ **	$51.45	$42.71	

* Before exceptional credit of US$7 million being share of associate's profit on the disposal of fixed assets of US$11 million and share of associate's restructuring costs of US$4 million (2004: US$Nil million).

** Revenue per available room.

Since 31 March 2003, SABMiller has been a 49% shareholder in the Tsogo Sun group following a restructuring of our interests in that group. The business reported strong trading results and our share of EBITA for the period was US$81 million, an increase of 51% over the prior year (33% on an organic, constant currency basis).

The gaming market has continued to grow strongly, up 14% in the key Gauteng Province, reflecting buoyant consumer spending. In addition the Suncoast casino in Kwa-Zulu-Natal has performed well. Hotel occupancies were marginally above the prior year and the growth in Revpar in local currency of 6% reflects the growth in occupancy and price increases in line with inflation. US dollar Revpar reflects the impact of the stronger rand. Overall, the Tsogo Sun group is well placed to take advantage of continuing positive economic conditions.

Financial review

Segmental analysis

Our operating results are set out in the segmental analysis of operations, and the disclosures accord with the manner in which the group is managed. SABMiller believes that the reported profit measures - before exceptional items and amortisation of goodwill - provide additional and more meaningful information on trends to shareholders and allow for greater comparability between segments. Segmental performance is reported after the specific apportionment of attributable head office service costs.

Accounting for volumes

In the determination and disclosure of reported sales volumes, the group aggregates the volumes of all consolidated subsidiaries and its equity accounted associates, other than associates where the group exercises significant influence but primary responsibility for day to day management rests with others (such as Castel and Distell). In these latter cases, the financial results of operations are equity accounted in terms of UK GAAP but volumes are excluded. Contract brewing volumes are excluded from total volumes, however turnover from contract brewing is included within group turnover. Reported volumes exclude intra-group sales volumes.

Organic, constant currency comparisons

The group has made some disclosures of its results on an organic, constant currency basis, to analyse the effects of acquisitions net of disposals and changes in exchange rates on the group's results. Organic results exclude the first twelve months' results of acquisitions and the last twelve months' results of disposals. Constant currency results have been determined by translating the local currency denominated results for the year ended 31 March 2005 at the exchange rates for the comparable period in the prior year.

International Financial Reporting Standards (IFRS)

The group is well advanced in its preparation for the adoption of IFRS, which the group will adopt for its 2006 financial reporting. We plan to issue 2005 financial information, restated for IFRS, ahead of this summer's annual general meeting. It is estimated that the adoption of IFRS will have limited negative impact on adjusted earnings per share, reflecting increased costs primarily relating to employee share options and certain pension and post-retirement benefits.

Central administration expenses

The central administration expenses recorded in the year reflect the full-year running costs of the group's enhanced head office departments, which are now more appropriately proportioned to the size of the group and the spread of businesses. The increase over the prior year includes the currency impact from UK-based cost centres.

Acquisitions

The acquisition of a 94.93% interest in SC Aurora SA in Romania was completed on 10 June 2004, with the holding increased to 99.58% subsequently.

The acquisition of the remaining 26.5% minority interests in ABI was completed in December 2004.

The acquisition of a further 39.8% interest in Birra Peroni SpA (Peroni) was completed in February 2005, bringing the total holding to 99.8%.

All of the acquisitions were funded in cash from existing resources and facilities.

Exceptional items including sale of investments

The group recorded net exceptional costs within operating profit of US$48 million, being US$35 million of brewery closure costs in Italy; US$16 million of restructuring costs in the Canary Islands; US$4 million share of associate's restructuring costs in Hotels and Gaming; US$4 million profit on disposal of the Tumwater brewery in Miller; US$2 million credit on the reversal of surplus integration and restructuring provisions in Miller; and US$1 million credit on the reversal of surplus Tumwater brewery closure costs in Miller.

Exceptional profits of US$366 million were recorded after operating profit and comprised US$103 million profit on the disposal of the group's 29.6% stake in Harbin Brewery Group Limited (Harbin), US$252 million profit on the disposal of the group's 21% investment in Edgars Consolidated Stores Ltd (Edcon) and US$11 million share of associates' profit on the disposal of fixed assets in Hotels and Gaming.

This compares to prior year net exceptional costs within operating profit of US$26 million, comprising Miller restructuring costs of US$13 million; a reversal of US$4 million of the Tumwater brewery closure costs at Miller; and a US$5 million impairment charge in relation to FMB assets at Miller; US$6 million of reorganisation costs in Central America; and US$6 million costs associated with the closure of the water bottling plant in the Canary Islands. Exceptional profits of US$67 million were recorded after operating profit and comprised surplus on the pension fund of a disposed operation of US$47 million; profit on the disposal of trademarks in Appletiser of US$13 million; and the group's share of the profit on disposal of Castel's Moroccan CSD business of US$6 million and a brand in Angola of US$1 million.

Treasury

Gross borrowings have decreased to US$3,339 million from US$3,707 million at 31 March 2004. Net debt has decreased to US$2,196 million from US$3,025 million reflecting the increase in cash generated from operating activities, the proceeds from the disposal of investments and the conversion of the 4.25% US$600 million convertible bond, partially offset by cash expended on acquisitions and the purchase of minorities in ABI and Peroni.

The average loan maturity in respect of the US$ fixed rate debt portfolio is some six years. The average borrowing rate for the total debt portfolio at March 2005 was 5.5% (2004: 4.8%). The group's gearing decreased at the year-end to 26.4% from last year's 43.3%.

In April 2004 SABMiller plc and SABMiller Finance BV signed a five-year US$1,000 million revolving credit bank facility agreement. This replaced the US$720 million facility in existence at 31 March 2004.

Interest

Net interest costs decreased to US$167 million, an 11% decrease on the prior year's US$188 million. This decrease is primarily due to the conversion of the bond noted above and lower levels of net debt throughout the year. Interest cover, based on pre-exceptional profit before interest and tax, has improved to 12.2 times.

Profit before tax

Profit before tax of US$2,194 million was up 58% on prior year, reflecting performance improvements in all our businesses, a number of exceptional credits (as described above), the reduction in interest and the impact of favourable exchange rates.

Taxation

The effective tax rate, before goodwill amortisation, exceptional items and before a charge for South African secondary tax on companies (STC) on non-recurring dividends following a restructuring of the group's holdings in South Africa, is 34.8%, which is broadly in line with the prior year. Including the non-recurring STC charge, the effective tax rate is 36.5%.

Pensions

The group has exposures associated with defined benefit pension schemes and post retirement benefits: the Miller defined benefit pension plans and post retirement benefit plans, the ABI Pension Fund, and the South African post retirement medical aid schemes being the most significant. The updated valuations as at the year end, required for FRS17 disclosure purposes only, indicate a deficit on the schemes in aggregate, in excess of amounts provided in the balance sheet, of some US$201 million, after taking account of the related deferred taxation. This compares to the prior year deficit of US$140 million. The group has no other significant exposures to pension and post retirement liabilities as measured in accordance with FRS17.

Goodwill

Intangible assets increased by US$309 million, due primarily to the inclusion of goodwill of US$172 million arising on the acquisition of a further 39.8% interest in Peroni and US$419 million on the acquisition of the minorities in ABI, partially offset by the amortisation for the year. Goodwill in ABI is considered to have an indefinite life (consistent with prior years), all other goodwill being amortised over 20 years. The attributable amortisation charge for the year under review rose to US$344 million from last year's US$333 million.

Cash flow

Net cash inflow from operating activities before working capital movement (EBITDA) rose to US$2,740 million from last year's US$2,185 million. The ratio of EBITDA to group turnover increased in the year to 21.2% (2004: 19.2%).

Currency: rand

During the financial year, the SA rand showed strength against the US dollar and the currency ended the financial year at R6.26 to the US dollar. As a result, the weighted average rand/dollar rate improved by 13% to R6.22 compared with R7.06 in the prior year.

Dividend

The board has proposed a final dividend of 26.0 US cents making a total of 38.0 US cents per share for the year. Shareholders will be asked to ratify this proposal at the annual general meeting, scheduled for 28 July 2005. In the event that ratification takes place, the dividend will be payable on 5 August 2005 to shareholders registered on the London and Johannesburg Registers on 8 July 2005. The ex-dividend trading dates, as stipulated by the London Stock Exchange will be 6 July 2005 on the London Stock Exchange and 4 July 2005 on the JSE Securities Exchange South Africa as stipulated by STRATE. As the group reports in US dollars, dividends are declared in US dollars. They are payable in sterling to shareholders on the UK section of the register and in South African rand to shareholders on the RSA section of the register. The rates of exchange applicable on 13 May 2005, being the last practical date before the declaration

date, will be used for conversion ($/£ = 1.8556 and R/$ = 6.3100), resulting in an equivalent final dividend of 14.0116 UK pence per share for UK shareholders and 164.0600 SA cents per share for RSA shareholders. The equivalent total dividend for the year for UK shareholders is 20.4985 UK pence (2004: 17.2350 UK pence) and for RSA shareholders is 237.4868 SA cents (2004: 202.6501 SA cents).

To comply with the requirements of STRATE in South Africa, from the close of business on 1 July 2005 until the close of business on 8 July 2005, no transfers between the UK and South African Registers will be permitted and no shares may be dematerialised or rematerialised.

Annual report and accounts

The group's unaudited summarised financial statements and certain significant explanatory notes follow. The annual report will be mailed to shareholders in early July 2005 and the annual general meeting of the company will be held at 11:00hrs on 28 July 2005.

SABMiller plc
CONSOLIDATED PROFIT AND LOSS ACCOUNTS
for the years ended 31 March

	Notes	2005 Unaudited US$m
Turnover (including share of associates' turnover)	2	14,543
Less: share of associates' turnover		(1,642)
Group turnover	2	12,901
Net operating costs	3	(11,152)
Group operating profit	2	1,749
Share of operating profit of associates	2	246
Profit on disposal of investments	4	355
Share of associate's profit on disposal of fixed assets	4	11
Profit on disposal of trademarks	4	-
Surplus on pension fund of disposed operation	4	-
Share of associate's profit on disposal of a CSD business and brands in Morocco and a brand in Angola	4	-
Profit on ordinary activities before interest and taxation		2,361
Net interest payable		(167)
Group		(143)
Associates		(24)
Profit on ordinary activities before taxation		2,194
Taxation on profit on ordinary activities	5	(850)
Profit on ordinary activities after taxation		1,344
Equity minority interests		(203)
Profit for the financial year		1,141
Dividends		(473)
Retained profit for the financial year		668
Basic earnings per share (US cents)	6	94.1
Headline earnings per share (US cents)	6	97.5
Adjusted basic earnings per share (US cents)	6	103.2

Diluted earnings per share (US cents)	6	91.1
Adjusted diluted earnings per share (US cents)	6	99.8
Dividends per share (US cents)		38.0

During the year and the previous year, the group made a number of acquisitions and increased its shareholdings in several subsidiaries. As disclosed in note 11, these acquisitions were material to individual business segments, however, they were not material to the group as a whole. All operations are continuing.

There is no material difference between the results disclosed above and those disclosable on an unmodified historical cost basis.

SABMiller plc
CONSOLIDATED BALANCE SHEETS
at 31 March

	Notes	2005 Unaudited US$m
Fixed assets		
Intangible assets	7	6,822
Tangible assets		4,162
Investments		1,303
Investments in associates		1,116
Other fixed asset investments		187
		12,287
Current assets		
Stock		

REG-SABMiller PLC Holding(s) in Company
Released: 24/05/2005

RNS Number:6370M
SABMiller PLC
24 May 2005

SABMiller plc

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

SABMiller plc

2. Name of shareholder having a major interest

Old Mutual plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notification in respect of party named above.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

See additional information.

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares of US$0.10 each.

10. Date of transaction

Figures given as at 18 May 2005

11. Date company informed

23 May 2005

12. Total holding following this notification

87,480,306 ordinary shares

13. Total percentage holding of issued class following this notification

7.94% of issued ordinary share capital

14. Any additional information

Notification was received from Old Mutual plc, under S198 Companies Act 1985, of a notifiable interest of 7.94% in the ordinary issued share capital of SABMiller plc through the registered holders below.

Registered Holder	% Held
Old Mutual Life Assurance Company (South Africa) Ltd	4.013%
Old Mutual Unit Trusts (SA)	0.249%
Old Mutual Asset Managers (South Africa) Ltd (Managed fund client assets)	1.910%
Old Mutual Unit Trusts (Namibia)	0.002%
Old Mutual Life Assurance Company (Namibia) Ltd	0.017%
Old Mutual Asset Managers (Namibia) Ltd (Managed fund client assets)	0.019%
Old Mutual Portfolio Holdings (Namibia) (pty) Ltd	0.003%
Old Mutual Holdings (Namibia)(pty)Ltd	0.008%
Old Mutual Global Asset Fund	0.036%
Old Mutual South Africa Equity Trust Limited	0.119%
Mutual & Federal Limited	0.119%
ABSA Nominees	0.007%
Nedbank Nominees Ltd	0.154%
Nedcor Bank Nominees Limited	0.054%
Standard Bank Nominees Limited	0.197%
Syfrets Securities Nominees (pty)Ltd	0.008%
NIB IPS Nominees (Pty) Ltd	0.104%
BNS Nominees	0.166%
Registered Own Name	0.001%
Clients of Acadian	0.755%

15. Name of contact and telephone number for queries

Lorraine Sadkowski - 01483 264 026

16. Name and signature of authorised company official responsible for making this notification

A.O.C. Tonkinson - Secretary

Date of notification

24 May 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLILFVSELIVFIE

REG-SABMiller PLC Director Shareholding
Released: 25/05/2005

RNS Number:7402M
SABMiller PLC
25 May 2005

SABMiller plc

Share Award Scheme

The following directors notified the Company on 25 May 2005 that they had been granted, on 20 May 2005, by the Trustee of the Company's Employment Benefit Trust, nil cost conditional awards under the Company's Performance Share Award Scheme in respect of the numbers of ordinary shares in the Company set out below. The release of shares is subject to satisfaction of the performance condition.

Director	Number of Ordinary Shares granted on 20 May 2005	Total number of ordinary conditionally allocated unde Award Scheme as at 20 M
E.A.G. Mackay	105,676	721,677
M.I. Wyman	47,554	381,991

This information is provided by RNS
The company news service from the London Stock Exchange

END

RDSILFELEFIEFIE

REG-SABMiller PLC Director Shareholding
Released: 25/05/2005

RNS Number:7398M
SABMiller PLC
25 May 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

SABMiller plc

2. Name of director

E.A.G. Mackay

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Director named in 2 above

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Grant of Options

7. Number of shares / amount of stock acquired

N/A

8. Percentage of issued class

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

11. Class of security

12. Price per share

13. Date of transaction

14. Date company informed

15. Total holding following this notification

16. Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

20 May 2005

18. Period during which or date on which exercisable

3-10 years from date of grant

19. Total amount paid (if any) for grant of the option

NIL

20. Description of shares or debentures involved: class, number

211,353 ordinary shares of US$0.10 each

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

£8.28

22. Total number of shares or debentures over which options held following this notification

1,402,524

23. Any additional information

24. Name of contact and telephone number for queries

Lorraine Sadkowski 01483 264026

25. Name and signature of authorised company official responsible for making this notification

A.O.C. Tonkinson, Company Secretary

Date of Notification

25 May 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

SABMiller plc

2. Name of director

M.I. Wyman

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Director named in 2 above

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Grant of Options

7. Number of shares / amount of stock acquired

N/A

8. Percentage of issued class

9. Number of shares/amount of stock disposed

10. Percentage of issued class

11. Class of security

12. Price per share

13. Date of transaction

14. Date company informed

15. Total holding following this notification

16. Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

20 May 2005

18. Period during which or date on which exercisable

3-10 years from date of grant

19. Total amount paid (if any) for grant of the option

NIL

20. Description of shares or debentures involved: class, number

95,109 ordinary shares of US$0.10 each

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

£8.28

22. Total number of shares or debentures over which options held following this notification

678,641

23. Any additional information

24. Name of contact and telephone number for queries

Lorraine Sadkowski 01483 264026

25. Name and signature of authorised company official responsible for making this notification

A.O.C. Tonkinson, Company Secretary

Date of Notification

25 May 2005

This information is provided by RNS
The company news service from the London Stock Exchange

END

RDSILFELEIIEFIE

REG-SABMiller PLC Acquisition
Released: 27/05/2005

RECEIVED
2005 JUL 18 P 2 55
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

RNS Number:8483M
SABMiller PLC
27 May 2005

Ref: 11/2005

SABMILLER INCREASES STAKE IN INDIAN BREWING BUSINESS TO 99%

London and Johannesburg, 27 May 2005. SABMiller plc announces that its Indian subsidiary, MBL Investments ('Mysore'), has acquired the Shaw Wallace Group's 50% interest in the brewing operations of SABMiller's Indian joint-venture. Mysore now owns 99% of the brewing operations with the balance of shares held by third party minority investors. These operations constitute India's second largest brewer.

The Indian joint-venture was formed in May 2003 through a strategic agreement between SABMiller's Mysore Breweries Limited and the Shaw Wallace Group. The brewing operations in India comprise 10 breweries which supply the whole country. Its key brands include Hayward's 5000, the leading beer brand in the rapidly-growing strong beer segment; Royal Challenge Premium Lager, the second-largest and fastest growing mild beer in the country; Knock-Out and Castle Lager.

In the year to the end of March 2005, the brewing operations increased volumes to 2.4 million hectolitres, up 12% on the prior year. Upon completion of the transaction, the brewing operations had net assets of US$37 million.

Andre Parker, SABMiller's Africa & Asia managing director, commented:

"Beer consumption in India remains at around 1 litre per person per year, which compares to levels of around 20 litres in comparable developing markets. With a population in excess of 1 billion, and GDP growth of over 6%, India has the economic potential to be a leading global beer market. SABMiller is well placed to benefit from this future growth and to participate in further Indian beer market consolidation."

SABMiller has operated in India since October 2000, when it bought the Narang Breweries, located near Lucknow, in the state of Uttar Pradesh. In June 2001, SABMiller acquired a controlling interest in Mysore Breweries Limited. Subsequently Mysore Breweries Limited has made other acquisitions in other brewing operations in India and later in May 2003, Mysore Breweries Limited entered into a strategic 50:50 joint venture with the Shaw Wallace Group of India.

Notes to editors:

SABMiller plc

SABMiller plc is one of the world's largest brewers, with 2004/05 lager sales volumes in excess of 148 million hectolitres. It has a brewing presence in over 40 countries across four continents and a portfolio of strong brands and leading market shares in many of the countries in which it has brewing operations. Outside the USA, SABMiller plc is one of the largest bottlers of Coca-Cola

products in the world.

In the year ended 31 March 2005, the group generated US$2,194 million pre-tax profit from a turnover of US$14,543 million. SABMiller plc is listed on the London and Johannesburg stock exchanges.

The Indian Beer Market

Currently, the total Indian beer market is still small with annual sales of around 7 million hectolitres, but has been growing rapidly over the last 10 years. This trend is continuing and overall market growth is estimated currently to be some 6% - 7% on an annualised basis. The Indian brewing industry remains highly regulated and beer is categorised with other alcoholic products for licensing and taxation purposes.

Strong beer (alcohol by volume of 5% - 8%) accounts for 65% of the total beer market and the key beer consuming states are Andhra Pradesh, Maharashtra, Tamil Nadu, Karnataka, Rajasthan and Uttar Pradesh. Per capita consumption of 0.7 litres is low, emphasising the significant growth potential in a country with a population in excess of one billion people.

Key drivers of high growth include rising gross domestic product, favourable demographics, changing lifestyles, and the opportunity to grow per capita consumption together with potential deregulation of the Indian beer industry.

This announcement is available on the SABMiller website, www.sabmiller.com

High resolution images are available for the media to view and download free of charge from www.vismedia.co.uk

Enquiries:

	SABMiller plc	Tel: +44 20 7659 0100
Sue Clark	Director of Corporate Affairs	Tel: +44 20 7659 0184
Gary Leibowitz	Vice President, Investor Relations	Tel. +44 20 7659 0119 Mob: +44 7717 428540
Nigel Fairbrass	Head of Media Relations	Tel: +44 20 7659 0105 Mob: +44 7799 894265

This announcement does not constitute an offer to sell or issue or the solicitation of an offer to buy or acquire securities of SABMiller plc (the "Company") or any of its affiliates in any jurisdiction or an inducement to enter into investment activity.

This document includes "forward-looking statements". These statements may contain the words "anticipate", "believe", "intend", "estimate", "expect" and words of similar meaning. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding the Company's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Company's products and services) are forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements are based on numerous assumptions regarding the Company's present and future business

strategies and the environment in which the Company will operate in the future. These forward-looking statements speak only as at the date of this announcement. The Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Any information contained in this announcement on the price at which the Company's securities have been bought or sold in the past, or on the yield on such securities, should not be relied upon as a guide to future performance.

This information is provided by RNS
The company news service from the London Stock Exchange

END

ACQIIFEAELIDFIE

REG-SABMiller PLC Further Investment in India
Released: 14/06/2005

RNS Number:5080N
SABMiller PLC
14 June 2005

SABMiller announces further strategic investment in India

London and Johannesburg, 14 June 2005: SABMiller plc announces its intention to invest further in India which it has identified as a strategic growth market for the Group. The global brewing company's Indian subsidiaries intend to commit in excess of $125 million in capital expenditure and marketing initiatives over five years to expand current operations and further develop market-leading brands in India.

SABMiller recently announced that its Indian subsidiary, MBL Investments, acquired the Shaw Wallace Group's residual interest in the brewing operations of SABMiller's Indian joint-venture. The Group's brewing operations comprise 10 breweries across the subcontinent constituting India's second largest brewer. Its key brands include Hayward's 5000, the leading beer brand in the rapidly-growing strong beer segment; Royal Challenge Premium Lager, the second-largest mild beer in the country; Knock-Out and the international premium brand Castle Lager.

Graham Mackay, Chief Executive of SABMiller plc said:

"It is widely known that India is a rapidly expanding economy and represents an exciting growth opportunity for SABMiller. We firmly believe that a vibrant beer business will not only contribute significantly to the economic development of the country, but a well regulated industry will encourage responsibility in the consumption of alcohol throughout the subcontinent. This can only be achieved, in our view, by working with the Indian authorities to reform the prevailing structure and reduce the complexity of the restrictions that are currently in place."

Andre Parker, Managing Director of SABMiller Africa & Asia, added:

"Climatic conditions in India are more suited to drinking beer, which is seen as a healthier alternative, than other alcoholic beverages. While the Indian beer market has been growing at 6 to 7 percent annually, SABMiller's brewing operations in the country have recorded a much higher growth rate of 12 percent in the last year. With the further investment we are able to upgrade and expand existing breweries, develop our brands and increase the standard of the barley farming industry through co-operative initiatives."

During a visit to Group operations in India this week, Mr Mackay will meet with government officials and industry leaders to discuss SABMiller's involvement in India. He will also inaugurate the completion of a $14 million upgrade programme at the state-of-the-art brewery in Hyderabad as well as visit local communities.

SABMiller has operated in India since October 2000, when it bought the Narang Breweries, located near Lucknow, in the state of Uttar Pradesh. In June 2001, SABMiller acquired a controlling interest in Mysore Breweries Limited. Subsequently Mysore Breweries Limited has made other acquisitions in other brewing operations in India and later in May 2003, Mysore Breweries Limited entered into a strategic 50:50 joint venture with the Shaw Wallace Group of India.

Notes to editors:

SABMiller plc

SABMiller plc is one of the world's largest brewers, with 2004/05 lager sales volumes in excess of 148 million hectolitres. It has a brewing presence in over 40 countries across four continents and a portfolio of strong brands and leading market shares in many of the countries in which it has brewing operations. Outside the USA, SABMiller plc is one of the largest bottlers of Coca-Cola products in the world.

In the year ended 31 March 2005, the group generated US$2,194 million pre-tax profit from a turnover of US$14,543 million. SABMiller plc is listed on the London and Johannesburg stock exchanges.

The Indian Beer Market

Currently, the total Indian beer market is still small with annual sales of around 7 million hectolitres, but has been growing rapidly over the last 10 years. This trend is continuing and overall market growth is estimated currently to be some 6% - 7% on an annualised basis. The Indian brewing industry remains highly regulated and beer is categorised with other alcoholic products for licensing and taxation purposes.

Strong beer (alcohol by volume of 5% - 8%) accounts for 65% of the total beer market and the key beer consuming states are Andhra Pradesh, Maharashtra, Tamil Nadu, Karnataka, Rajasthan and Uttar Pradesh. Per capita consumption of 0.7 litres is low, emphasising the significant growth potential in a country with a population in excess of one billion people.

Key drivers of high growth include rising gross domestic product, favourable demographics, changing lifestyles, and the opportunity to grow per capita consumption together with potential deregulation of the Indian beer industry.

This announcement is available on the SABMiller website, www.sabmiller.com
High resolution images are available for the media to view and download free of charge from www.vismedia.co.uk

Enquiries:

	SABMiller plc	Tel: +44 20 7659 0100
Sue Clark	Director of Corporate Affairs	Tel: +44 20 7659 0184
Gary Leibowitz	Vice President, Investor Relations	Tel. +44 20 7659 0119
		Mob: +44 7717 428540
Nigel Fairbrass	Head of Media Relations	Tel: +44 20 7659 0105
		Mob: +44 7799 894265

This announcement does not constitute an offer to sell or issue or the solicitation of an offer to buy or acquire securities of SABMiller plc (the "Company") or any of its affiliates in any jurisdiction or an inducement to enter into investment activity.

This document includes "forward-looking statements". These statements may contain the words "anticipate", "believe", "intend", "estimate", "expect" and words of similar meaning. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding the Company's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Company's products and services) are forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements are based on numerous assumptions regarding the Company's present and future business strategies and the environment in which the Company will operate in the future. These forward-looking statements speak only as at the date of this announcement. The Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Any information contained in this announcement on the price at which the Company's securities have been bought or sold in the past, or on the yield on such securities, should not be relied upon as a guide to future performance.

This information is provided by RNS
The company news service from the London Stock Exchange

END
MSCFJMFTMMIBBJA

REG-SABMiller PLC Director Shareholding
Released: 17/06/2005

RNS Number:7215N
SABMiller PLC
17 June 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

SABMiller plc

2. Name of director

E.A.G. Mackay

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Shareholder named above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

E.A.G. Mackay

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Sale of shares

7. Number of shares / amount of stock acquired

100,789 ordinary shares of US$0.10 each were released to the director by the Trustee of the Company's Employee Benefit Trust ("EBT") pursuant to confirmation of the performance condition having been met.

8. Percentage of issued class

0.009%

9. Number of shares/amount of stock disposed

41,105 ordinary shares of US$0.10 each

10. Percentage of issued class

0.0037%

11. Class of security

Ordinary shares

12. Price per share

£8.495

13. Date of transaction

14 June 2005

14. Date company informed

16 June 2005

15. Total holding following this notification

108,208 ordinary shares of US$0.10 each

16. Total percentage holding of issued class following this notification

0.0098%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

The 41,105 shares were sold to the EBT

24. Name of contact and telephone number for queries

Lorraine Sadkowski, 01483 264026

25. Name and signature of authorised company official responsible for making this notification

A.O.C.Tonkinson, Company Secretary

Date of Notification

17 June 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

SABMiller plc

2. Name of director

M.I. Wyman

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Shareholder named above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

M.I. Wyman

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Sale of shares

7. Number of shares / amount of stock acquired

46,670 ordinary shares of US$0.10 each were released to the director by the Trustee of the Company's Employee Benefit Trust ("EBT") pursuant to confirmation of the performance condition having been met.

8. Percentage of issued class

0.004%

9. Number of shares/amount of stock disposed

19,034 ordinary shares of US$0.10 each

10. Percentage of issued class

0.0017%

11. Class of security

12. Price per share

£8.495

13. Date of transaction

14 June 2005

14. Date company informed

16 June 2005

15. Total holding following this notification

166,236 ordinary shares of US$0.10 each

16. Total percentage holding of issued class following this notification

0.015%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

The 19,034 shares were sold to the EBT

24. Name of contact and telephone number for queries

Lorraine Sadkowski, 01483 264026

25. Name and signature of authorised company official responsible for making this notification

A.O.C.Tonkinson, Company Secretary

Date of Notification

17 June 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

This information is provided by RNS
The company news service from the London Stock Exchange

END

RDSILFELREIDLIE

REG-SABMiller PLC Doc re. Annual Report 2005
Released: 27/06/2005

RNS Number:0920O
SABMiller PLC
27 June 2005

SABMiller plc

Documents: Annual Report 2005, Notice of AGM 2005, Proxy Form 2005, Corporate Accountability Report 2005.

SABMiller plc has today submitted the following documents to the UK Listing Authority:

Annual Report 2005
Notice of AGM 2005
Proxy Form 2005
Corporate Accountability Report 2005

These documents will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS
Tel no. (0)20 7676 1000

The Annual Report 2005, Notice of AGM 2005, and Corporate Accountability Report 2005 will also shortly be available for viewing at http://www.sabmiller.com/

This information is provided by RNS
The company news service from the London Stock Exchange

END

DOCEADKXASDSEFE

RNS Number:4586O
SABMiller PLC
05 July 2005

5 July 2005

Restatement of Financial Information under International Financial Reporting Standards

SABMiller plc currently prepares its financial statements under United Kingdom Generally Accepted Accounting Principles (UK GAAP). As part of its preparation for the adoption of International Financial Reporting Standards (IFRS), SABMiller plc is today making available financial information for the year ended 31 March 2005 in accordance with IFRS.

The adoption of IFRS represents an accounting change only, and does not affect the underlying operations or cash flows of the group. The IFRS financial information in this document is unaudited.

Summary of main changes

	UK GAAP 2005 Audited US$m	IFRS 2005 Unaudited US$m	% ch
Group revenue	12,901	12,901	-
EBITA (becoming EBIT under IFRS)*	2,409	2,389	(0.
Profit before tax	2,194	2,552	16
Adjusted earnings**	1,251	1,224	(2.
Basic earnings per share	94.1	125.5	33
Adjusted earnings per share (US cents)	103.2	101.0	(2.
Adjusted diluted earnings per share (US cents)	99.8	97.7	(2.

*EBITA comprises profit before interest, tax, goodwill amortisation and before one-off items. EBIT comprises profit before interest, tax and one-off items.
**The calculation of adjusted earnings is given in table 1.

The most significant changes from UK GAAP to IFRS are:

- The reversal of amortisation of goodwill which increases profit before tax by US$366 million but has no impact on EBITA or adjusted earnings.
- A pre-tax increase in post-retirement costs of US$4 million impacting all measures shown above, and an additional one-off credit of US$104 million relating to certain changes in the group's post-retirement arrangements which does not affect EBITA or adjusted earnings.
- The inclusion of a charge, based on fair value, in respect of outstanding share-based awards granted after 7 November 2002. This increases net operating costs by US$6 million.

Background to the change

SABMiller plc has previously prepared its financial statements under UK GAAP. For the purposes of this announcement all references to UK GAAP relate to the accounting policies adopted by SABMiller plc as set out in the SABMiller plc

annual report for the year ended 31 March 2005. From 1 April 2005 onwards, the group is required to prepare its consolidated financial statements in accordance with IFRS as endorsed by the European Union (EU) and implemented in the UK.

This change applies to all of the group's financial reporting for accounting periods beginning on 1 April 2005. The group's date of transition to IFRS under IFRS1 (First-time adoption of IFRS) was 1 April 2004. The group's first published IFRS results will be for the six months to 30 September 2005 and the first full year IFRS results will be for the year ending 31 March 2006. The 2006 financial statements will include comparatives for 2005 which will be restated to IFRS, other than with respect to IAS 32 (Financial Instruments: Disclosure and Presentation) and IAS 39 (Financial Instruments: Recognition and Measurement).

To explain how the group's reported performance and financial position are affected by this change, set out in tables 1 to 7 is a comparison of key UK GAAP figures for the interim and full 2005 financial year to unaudited restated IFRS results.

Basis of preparation of IFRS information

The key figures set out in tables 1 to 7 are based on the IFRS expected to be applicable at 31 March 2006, and the interpretation of those standards. IFRS are subject to possible amendment by and interpretative guidance from the International Accounting Standards Board, as well as ongoing review and endorsement by the EU, and are thus subject to change. The IFRS figures in tables 1 to 7 may therefore be subject to changes in the basis of accounting and /or presentation of certain financial information before their inclusion in the IFRS financial statements for the year ending 31 March 2006 when the group prepares its first complete set of IFRS financial statements.

IFRS 1 Exemptions

IFRS1 (First-time adoption of IFRS) permits certain exemptions from the full requirements of IFRS to companies adopting IFRS for the first time. The group expects to apply the following transitional provisions:

i) Business combinations (including acquisitions) recognised before the date of transition (1 April 2004) have not been restated.

ii) Fixed assets held at historical cost have not been revalued; therefore depreciation and impairment tests will continue to be based on historical cost.

iii) IAS 32 and IAS 39 are applied prospectively from 1 April 2005, therefore hedge documentation and effectiveness is only measured from that date.

iv) Cumulative currency translation differences on foreign net investments recognised separately in equity have been reset to US$Nil at the date of transition.

v) The cost of share options granted prior to 7 November 2002 has not been recognised in the income statement.

vi) The accumulated actuarial gains and losses with regards to employee defined benefit post-retirement plans have been recognised in full in the opening IFRS balance sheet as at 1 April 2004.

vii) Convertible bonds have not been split into component values if the bond has been repaid by the transition date for financial instruments, which was 1 April 2005.

Significant Changes

The most significant areas of change are as follows;
(Tables 1 to 7 are cross referenced to the notes below where relevant.)

(a) Goodwill

Under UK GAAP, goodwill is amortised over its estimated useful life (the group

typically applies a 20 year life to goodwill, with the exception of goodwill in Amalgamated Beverage Industries (ABI) which has an indefinite life and has been subjected to annual impairment reviews).

Under IFRS, the amortisation of goodwill is no longer permitted and goodwill is reviewed for impairment on an annual basis. As a result the amortisation charge of US$366 million recorded in 2005 is reversed. As a consequence of this change, the profit attributable to minority interests also increases by US$22 million.

(b) Post-retirement benefits

(1) Under UK GAAP, the group accounts for post-retirement benefits under SSAP24 (Accounting for Pension Costs), whereby the costs of providing pensions and other post-employment benefits are charged against operating profit on a systematic basis with surpluses and deficits arising allocated over the expected average remaining service lives of current employees. The group disclosed the impact of accounting for pensions under FRS 17 (Retirement Benefits) by way of footnote, as required by the FRS 17 transitional arrangements.

Under IFRS, the impact on the income statement is that the unwinding of the discounting on liabilities and the expected return on assets are included in operating profit. The impact on the balance sheet is that the full actuarial surplus or deficit is recognised. The more volatile components of movements in surpluses and deficits (actuarial gains and losses) are recorded as a movement in shareholders' funds in line with the amendments to IAS 19 (Employee Benefits) although this is subject to endorsement by the EU.

The new IFRS rules primarily affect Miller in North America and Beer South Africa. The ongoing income statement effect of this change is an additional cost of US$4 million in 2005.

The costs in North America have risen by US$7 million, offset by a credit in Beer South Africa of US$3 million (the latter of which is not expected to recur in 2006).

The pre-tax IFRS adjustments to post-retirement benefits are summarised below:

	US$m
North America	
Pensions	(5)
Other post-retirement costs	(2)
	(7)
Beer South Africa	
Pensions	(4)
Other post-retirement costs	7
	3
Total	(4)

(2) During 2005 Miller also revised its post-retirement arrangements. The effect of the changes in plans and the capping of post-retirement medical healthcare liabilities results in a credit to the 2005 IFRS income statement of some US$104 million (US$63 million net of tax). This represents the savings associated with past service. This has been treated as a one-off item.

The impact of all post-retirement benefit adjustments on the IFRS opening balance sheet as at 1 April 2004 is to reduce net assets by US$80 million net of deferred tax. The reduction at 31 March 2005 is US$147 million net of deferred tax.

(c) Share-based payments

Under UK GAAP, only certain share-based plans (where the grant price is less than the market price at the date of grant) result in a charge to operating

profit over the performance period on a straight line basis.

Under IFRS, all share-based awards granted after 7 November 2002 result in a charge to operating profit over the performance period on a straight line basis.

The additional cost to the group in 2005 includes extra costs for certain share-based plans and results in the recognition of an additional pre-tax charge for 2005 of US$6 million.

As more option tranches are covered by the new rules the costs in relation to share-based payments will rise under IFRS. It is anticipated that the ongoing annual cost compared to UK GAAP will be some US$10 -14 million in 2006.

(d) Presentation of associates

Under UK GAAP, operating profit, net interest, taxation and minority interests include the group's share of associates' results.

Under IFRS, the income statement only includes the group's share of the post-tax and minority results of associates as one line before the group's pre-tax profit.

In order to aid comparison of results across segments, the group intends to present an operating profit/EBIT measure in the segmental analysis which will include associates in the same format as subsidiaries.

(e) IFRS application to associates

As a result of the non-amortisation of goodwill, profits from associates increase by US$15 million for 2005. Other net charges of US$9 million for 2005 principally arise in respect of share-based payments, inventories, intangibles and property, plant and equipment.

The application of IFRS, including the non-amortisation of goodwill, increases the group's carrying value of associates as at 31 March 2005 by US$9 million.

Certain of the group's associates continue to work on the restatement of IFRS in their own results. Any further changes arising will be reflected in the group IFRS position as at 30 September 2005 in the interim results for the year ending 31 March 2006.

(f) Agricultural assets

Under UK GAAP, agricultural assets are not separately recorded.

Under IFRS, agricultural assets are recognised on the balance sheet at fair value with gains/losses recorded in the income statement. The additional US$2 million cost for 2005 relates to sugar plantations in Honduras and hop farms in South Africa.

(g) Taxation

Under UK GAAP, the group recognises deferred tax on timing differences that arise from the inclusion of gains and losses in tax assessments in periods different from those in which they are recognised in the financial statements (an income statement approach).

Under IFRS, deferred tax is recognised in respect of nearly all taxable temporary differences arising between the tax base and the accounting book value of balance sheet items (a balance sheet approach). This results in deferred tax being recognised on certain timing differences that would not have given rise to deferred tax under UK GAAP. Excluding the net impact of deferred tax on post-retirement schemes, the IFRS impact on other deferred tax assets and liabilities is a reduction in net assets of US$108 million in the opening IFRS balance sheet and US$119 million as at 31 March 2005.

Upon the adoption of IFRS, deferred tax is recognised on unremitted earnings of subsidiaries and associates, unless the group is able to demonstrate that the dividend policy cannot be changed without its consent and it is unlikely that those earnings will be paid as dividends in the foreseeable future.

The group has recognised an additional US$7 million deferred tax charge in the

2005 income statement primarily with respect to unremitted earnings of associates.

(h) Exceptional items

Under UK GAAP, gains and loses on the disposal of subsidiaries, associates, fixed asset investments and tangible fixed assets are shown as exceptional items below operating profit (non-operating exceptionals).

IFRS does not contain the same specific rules related to the presentation of exceptional items, but does require disclosure of additional items where necessary to assist in the understanding of an entity's financial performance. A reclassification of US$366 million exceptional profit under UK GAAP previously recognised below operating profit has been made to move the UK GAAP non-operating exceptional items back into operating profit. The group will continue to separately identify significant and one-off items previously treated as exceptional under UK GAAP. These will all be recognised within operating profit. In addition, the group will continue to present the adjusted earnings per share and operating profit before exceptional items measures.

(i) Dividends

Under UK GAAP, dividends for the period are provided for in the results for that period.

Under IFRS, the dividends for the period are provided in the results in the period during which they are approved.

Balance Sheet reclassifications

(j) Capitalised software

Under UK GAAP, software assets are included as part of property, plant and equipment.

Under IFRS, unless they are integral to another tangible fixed asset, software assets are recognised as intangible assets.

(k) Debtors

Under UK GAAP, debtors are generally shown as a one line entry in current assets unless they are deemed to be highly significant for separate disclosure on the face of the balance sheet.

Under IFRS, debtors due within one year are recognised as current assets and debtors due after more than one year are recognised as non-current assets on the face of the balance sheet.

(l) Deferred tax assets and liabilities

Under UK GAAP, deferred tax assets and liabilities are shown as part of current debtors and provisions on the face of the balance sheet.

Under IFRS, deferred tax assets and liabilities are presented separately on the face of the balance sheet under IFRS.

(m) Provisions

Under UK GAAP, provisions are presented as a one line entry on the balance sheet.

Under IFRS, provisions likely to fall due within one year are recognised as current liabilities and provisions likely to fall due after more than one year are recognised as long-term liabilities on the face of the balance sheet.

Other IFRS Adjustments

Other IFRS adjustments result in an increase in net assets of US$16 million at 31 March 2005 and include the following items:

(n) Buyout of minority shares in Birra Peroni and ABI

Upon the adoption of IFRS goodwill is recognised on the buy out of minority

interests in subsidiaries as the difference between the value of IFRS net assets acquired and the consideration paid.

The buyout of minority interests in Birra Peroni SpA and ABI increased goodwill due to changes within deferred tax. As a consequence, this reduced equity attributable to minority interests by US$11 million and US$1 million respectively.

(o) Foreign currency translations

Under UK GAAP if a derivative instrument has been entered into which is linked to the settlement of a foreign currency asset or liability the exchange rate of the derivative can be used to translate the foreign currency amount.

Under IFRS the closing rate exchange rate must be used with the derivative effect recognised separately.

The group has a sterling denominated private note of £40 million covered by such an arrangement - the value of the loan at 31 March 2005 rises by US$14 million and an equivalent US$14 million asset is recognised in debtors (1 April 2004 adjustment US$14 million). The full adoption of IAS32 and 39 as at 1 April 2005 will not change this position materially.

In addition, exchange differences arising on the translation of IFRS adjustments to net assets, together with differences between IFRS income statement adjustments translated at average and closing rates, are shown as a movement in shareholders' funds.

(p) Prepaid interest

Under UK GAAP, prepaid interest is included as part of prepayments in debtors on the face of the balance sheet.

Under IFRS, prepaid interest is recognised as part of the debt balance to which it is related. Therefore, prepaid interest is reallocated to current and non-current liabilities in the same manner.

(q) Spare parts

Spare parts previously held in inventory under UK GAAP have been reallocated to tangible fixed assets under IFRS where the part is deemed to be a major spare part that will be in use for more than one year when installed.

Other Matters

Excise

Unlike value added tax, excise is not directly related to the value of sales. It is not generally recognised as a separate item on invoices, increases in excise are not always directly passed on to customers, and the group cannot reclaim the excise where customers do not pay for product received. Under UK GAAP, the group therefore considered excise as a cost to the group and reflected it as a production cost and consequently any excise that is recovered in the sale price is included in revenue. The group believes the current UK GAAP treatment of excise within revenue continues to be appropriate under IFRS. Therefore, no IFRS adjustment has been made to revenue. The matter will be kept under review.

Segmental analysis

Under IFRS, the group will continue to report on a regional segmental basis (refer to table 2). Following the acquisition in December 2004 of the remaining shares in ABI, a programme of work has begun to establish and leverage the benefits from the combination of our beverage businesses in South Africa. Results for South Africa Beverages are now shown as one segment.

In addition to statutory requirements under IFRS, the group will present an operating profit/EBIT measure on a segmental basis which will include associates in the same format as subsidiaries, before interest, tax and minority interests,

to allow for consistent comparison of results across segments.

Under IFRS, share-based payments are allocated on a segmental basis. This was not the case under UK GAAP.

Earnings per share (EPS)

Under both UK GAAP and IFRS, basic earnings per share is derived from the earnings attributable to ordinary shareholders divided by the average number of ordinary shares in issue during the period (excluding shares held by employee share trusts and by Safari Ltd).

Under both UK GAAP and IFRS, adjusted earnings per share uses the same number of shares with profit adjusted to exclude the impact of amortisation, capital items and other one-off items.

Cash and cash equivalents

Under UK GAAP, the cash flow statement presents changes in cash.

Under IFRS, the cash flow statement presents changes in cash and cash equivalents (certain short-term highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value).

Although the format of the cash flow statement will change under IFRS, and net debt will change to reflect prepaid interest, cash flows are unaffected. A full reconciliation of net debt will continue to be provided.

Financial instruments

IAS32 and IAS39 on financial instruments will be applied prospectively from 1 April 2005. Consequently the restated figures for the 2005 financial year (1 April 2004 - 31 March 2005) do not reflect the impact of these standards.

These are complex standards and are continuing to change. On the current understanding of IAS32 and IAS39, it is expected that the main implication of applying these standards in the 2006 financial year will be as follows:

(i) The group uses derivative financial instruments to hedge its exposure to foreign exchange and interest rate risks arising from operational, financing and investment activities. The group does not hold derivatives for trading purposes but under IFRS, if the tests for hedge accounting are not met, the derivatives are treated as if held for trading purposes. For many derivatives used by the group it is possible to obtain hedge accounting or the implications of not doing so are not considered material.

(ii) Under UK GAAP, the book value of derivative financial instruments (cross currency swaps and forward foreign exchange contracts) in respect of borrowings and short-term deposits was included in their carrying value on the balance sheet.

Under IFRS, the fair value of these derivatives is shown separately on the balance sheet.

(iii) Available for sale investments will be marked to market with changes in value taken to equity and recycled to income when the investment is sold. This is not expected to have a material impact on the group.

Although the 31 March 2005 balance sheet will not be restated to show the effect of adopting IAS 32 and IAS 39, the balance sheet as at 1 April 2005 will be restated to show the effect of retrospective application of these standards. This will be provided in the publication of the first half result for 2006.

1. The effect of the change to IFRS on the income statement for the year ended 31 March 2005 is as follows:

	Reported (UK GAAP) audited	Goodwill	Post-retirement benefits		Share-based payments	Associates		Agricultural assets	Deferred taxation
		(a)	(b) 1	(b) 2	(c)	(d)	(e)	(f)	(g)
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Revenue (including share of associates' revenue)	14,543	-	-	-	-	-	-	-	-
Less: share of associates' revenue	(1,642)	-	-	-	-	-	-	-	-
Group revenue	12,901	-	-	-	-	-	-	-	-
Net operating costs	(11,152)	351	(4)	104	(6)	-	-	(2)	-
Group operating profit	1,749	351	(4)	104	(6)	-	-	(2)	-
Share of profit of associates post interest, tax and minority interests	246	15	-	-	-	(115)	(9)	-	-
Exceptional items	366	-	-	-	-	-	-	-	-
Profit on ordinary activities before interest and taxation	2,361	366	(4)	104	(6)	(115)	(9)	(2)	-
Net interest payable	(167)	-	-	-	-	24	-	-	-
Profit on ordinary activities before taxation	2,194	366	(4)	104	(6)	(91)	(9)	(2)	-
Taxation on profit on ordinary activities	(850)	-	1	(41)	-	74	-	-	(7)
Profit on ordinary activities after taxation	1,344	366	(3)	63	(6)	(17)	(9)	(2)	(7)
Attributable to minority interests	(203)	(22)	-	-	-	17	-	-	-
Attributable to the group	1,141	344	(3)	63	(6)	-	(9)	(2)	(7)
Reconciliation to adjusted earnings									
Profit for the financial year	1,141	344	(3)	63	(6)	-	(9)	(2)	(7)
Amortisation of goodwill	366	(366)	-	-	-	-	-	-	-

Impairment costs	9	-	-	-	-	-	-	-	-
Net profit on disposal of assets	(343)	-	-	-	-	-	-	-	-
Brewery closure costs	20	-	-	-	-	-	-	-	-
Associates' share of profit on disposal of assets	(11)	-	-	-	-	-	-	-	-
IFRS adjustments	-	-	-	(104)	-	-	-	-	-
Tax effects on the above items	30	-	-	41	-	-	-	-	-
Minority interests' share of the above items	(31)	22	-	-	-	-	-	-	-
Headline earnings	1,181	-	(3)	-	(6)	-	(9)	(2)	(7)
Integration/ reorganisation costs	32	-	-	-	-	-	-	-	-
South African STC on non-recurring dividend	38	-	-	-	-	-	-	-	-
Adjusted earnings	1,251	-	(3)	-	(6)	-	(9)	(2)	(7)

The presentation of the IFRS information on this page and those that follow is not fully in accordance with IAS 1 (Presentation of Financial Statements) and has been presented to give an indication of changes in results under IFRS from previous UK GAAP equivalents and not an exact representation of how restated IFRS results will be presented in the future.

2. The effect of the change to IFRS on the income statement for the year ended 31 March 2005 is as follows:

Segmental Analysis

	EBIT reported (UK GAAP) audited	Amortisation	EBITA reported (UK GAAP)	Post-retirement benefits		Share-based payments	Associates F
				(b) 1	(b) 2	(c)	(e)
	US$m	US$m	US$m	US$m	US$m	US$m	US$m
North America	261	236	497	(7)	-	(3)	-
Central America	48	43	91	-	-	-	-
Europe	419	64	483	-	-	(1)	-
Africa and Asia	363	21	384	-	-	(1)	-
Associates' share*	(121)	(13)	(134)	-	-	-	-
	242	8	250	-	-	(1)	-
South Africa Beverages	958	-	958	3	-	(4)	-
Associates' share*	(50)	-	(50)	-	-	-	-
Beer South Africa	708	-	708	3	-	(2)	-
Other Beverage Interests	250	-	250	-	-	(2)	-

Associates' share*	(50)	-	(50)	-	-	-	-
	908	-	908	3	-	(4)	-
Hotels and Gaming	79	2	81	-	-	-	(8)
Associates' share*	(79)	(2)	(81)	-	-	-	8
	-	-	-	-	-	-	-
Corporate	(85)	-	(85)	-	-	3	-
Group - excluding exceptional items	2,043	366	2,409	(4)	-	(6)	(8)
Associates' share*	(250)	(15)	(265)	-	-	-	8
	1,793	351	2,144	(4)	-	(6)	-
One-off items	(48)	366(^)	318	-	104	-	-
Group - including exceptional items	1,995	732	2,727	(4)	104	(6)	(8)
Associates' share*	(246)	(26)	(272)	-	-	-	8
	1,749	706	2,455	(4)	104	(6)	-

Statutory information presented from 30 September 2005 onwards will disclose the group's share of post-tax and minority results of associates on the face of the income statement and in the analysis of group EBIT in the segmental disclosures.

*The results above include associates' profit before interest (US$24 million), tax (US$75 million) and minority interests (US$17 million) which allows for consistent comparison of results across the segments. When these items are deducted from the group results of US$2,811 million above, the group profit before interest and tax is US$2,695 million, as stated in the income statement.

(^)Reclassification of one-off items into operating profit.

3. The effect of the change to IFRS on the balance sheet as at 1 April 2004 (opening IFRS balance sheet) is as follows:

	Reported (UK GAAP) audited	Post-retirement benefits	Associates	Agricultural assets	Deferred taxation	Dividends	Reclass-ifications
		(b) 1	(e)	(f)	(g)	(i)	(j) (k) (l) (m)
	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Fixed assets							
Intangible assets	6,513	-	-	-	-	-	94
Tangible assets	3,758	-	-	5	-	-	(94
Investments in associates	928	-	1	-	-	-	-
Trade and other debtors	-	-	-	-	-	-	70
Other investments	284	-	-	-	-	-	-
Deferred tax asset	-	79	-	-	(54)	-	107
	11,483	79	1	5	(54)	-	177
Current assets							
Inventories	599	-	-	(2)	-	-	-
Trade and other debtors	1,035	4	-	-	-	-	(177
Investments	31	-	-	-	-	-	(31
Cash and cash equivalents	651	-	-	-	-	-	31
	2,316	4	-	(2)	-	-	(177
Current liabilities							
Creditors due within one year	(2,783)	42	-	-	-	289	-

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Net assets	6,984	(80)	1	3	(108)	289	-
Capital and reserves							
Shareholders' funds	6,165	(80)	1	2	(94)	269	-
Equity minority interests	819	-	-	1	(14)	20	-
Total equity	6,984	(80)	1	3	(108)	289	-

4. The effect of the change to IFRS on the balance sheet as at 31 March 2005 is as follows:

	Reported (UK GAAP) audited	Goodwill	Post-retirement benefits	Associates	Agricult-ural assets	Deferred taxation	Dividends	Reclass-ifications
		(a)	(b) 1	(e)	(f)	(g)	(i)	(j)(k)(l)(n
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Fixed assets								
Intangible assets	6,822	351	-	-	-	-	-	111
Tangible assets	4,162	-	-	-	4	-	-	(111)
Investments in associates	1,116	15	-	(6)	-	-	-	-
Trade and other debtors	-	-	-	-	-	-	-	54
Other investments	187	-	-	-	-	-	-	-
Deferred tax asset	-	-	123	-	-	(54)	-	84
	12,287	366	123	(6)	4	(54)	-	138
Current assets								
Inventories	634	-	-	-	(2)	-	-	-
Trade and other debtors	1,164	-	-	-	-	-	-	(138)
Investments	689	-	-	-	-	-	-	(689)
Cash and cash equivalents	454	-	-	-	-	-	-	689
	2,941	-	-	-	(2)	-	-	(138)
Current Liabilities								
Creditors due within one year	(3,550)	-	42	-	-	-	349	-
Provisions due within one year	-	-	-	-	-	-	-	(62)
	(3,550)	-	42	-	-	-	349	(62)

Net current liabilities	(609)	-	42	-	(2)	-	349	(200)
Non-current liabilities								
Interest bearing creditors	(2,526)	-	-	-	-	-	-	-
Provisions	(796)	-	(312)	-	-	-	-	184
Deferred tax liabilities	-	-	-	-	-	(65)	-	(122)
Other liabilities	(53)	-	-	-	-	-	-	-
	(3,375)	-	(312)	-	-	(65)	-	62
Net assets	8,303	366	(147)	(6)	2	(119)	349	-
Capital and reserves								
Shareholders' funds	7,665	344	(147)	(6)	1	(115)	329	-
Equity minority interests	638	22	-	-	1	(4)	20	-
Total equity	8,303	366	(147)	(6)	2	(119)	349	-

5. The effect of the change to IFRS on the income statement for the six months ended 30 September 2004 is as follows:

	Reported (UK GAAP) audited	Goodwill	Post-retirement benefits	Share-based payments	Associates		Agricultural assets	Deferred taxation	Recl ifica
		(a)	(b) 1	(c)	(d)	(e)	(f)	(g)	
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	
Revenue (including share of associates' revenue)	7,178	-	-	-	-	-	-	-	
Less: share of associates' revenue	(735)	-	-	-	-	-	-	-	
Group revenue	6,443	-	-	-	-	-	-	-	
Net operating costs	(5,625)	173	(3)	(2)	-	-	(1)	-	
Group operating profit	818	173	(3)	(2)	-	-	(1)	-	
Share of profit of associates post interest, tax and minority interests	123	8	-	-	(55)	(5)	-	-	
Exceptional items	346	-	-	-	-	-	-	-	
Profit on ordinary activities before interest and taxation	1,287	181	(3)	(2)	(55)	(5)	(1)	-	
Net interest payable	(91)	-	-	-	13	-	-	-	

Profit on ordinary activities before taxation	1,196	181	(3)	(2)	(42)	(5)	(1)	-
Taxation on profit on ordinary activities	(397)	-	2	-	32	-	-	(2)
Profit on ordinary activities after taxation	799	181	(1)	(2)	(10)	(5)	(1)	(2)
Attributable to minority interests	(100)	(11)	-	-	10	-	-	-
Attributable to the group	699	170	(1)	(2)	-	(5)	(1)	(2)
Reconciliation to adjusted earnings								
Profit for the financial year	699	170	(1)	(2)	-	(5)	(1)	(2)
Amortisation of goodwill	181	(181)	-	-	-	-	-	-
Net profit on disposal of assets	(330)	-	-	-	-	-	-	-
Brewery closure costs	23	-	-	-	-	-	-	-
Associates' share of profit on disposal of assets	(11)	-	-	-	-	-	-	-
Tax effects on the above items	31	-	-	-	-	-	-	-
Minority interests' share	(10)	11	-	-	-	-	-	-
Headline earnings	583	-	(1)	(2)	-	(5)	(1)	(2)
Adjusted earnings	583	-	(1)	(2)	-	(5)	(1)	(2)

6. The effect of the change to IFRS on the income statement for the six months ended 30 September 2004 is as follows:

Segmental Analysis

	EBIT reported (UK GAAP) audited	Amortisation	EBITA reported (UK GAAP)	Post-retirement benefits	Share-based payments	Associates	A
				(b) 1	(c)	(e)	
	US$m	US$m	US$m	US$m	US$m	US$m	
North America	189	117	306	(3)	(2)	-	
Central America	15	22	37	-	-	-	

Europe	270	30	300	-	(1)	-
Africa and Asia	168	11	179	-	-	-
Associates' share*	(73)	(7)	(80)	-	-	-
	95	4	99	-	-	-
South Africa Beverages	317	-	317	-	(1)	(1)
Associates' share*	(18)	-	(18)	-	-	1
Beer South Africa	249	-	249	-	(1)	-
Other Beverage Interests	68	-	68	-	-	(1)
Associates' share*	(18)	-	(18)	-	-	1
	299	-	299	-	(1)	-
Hotels and Gaming	32	1	33	-	-	(4)
Associates' share*	(32)	(1)	(33)	-	-	4
	-	-	-	-	-	-
Corporate	(31)	-	(31)	-	2	-
Group - excluding exceptional items	960	181	1,141	(3)	(2)	(5)
Associates' share*	(123)	(8)	(131)	-	-	5
	837	173	1,010	(3)	(2)	-
One-off items	(19)	346)(^)	327	-	-	-
Group - including exceptional items	941	527	1,468	(3)	(2)	(5)
Associates' share*	(123)	(19)	(142)	-	-	5
	818	508	1,326	(3)	(2)	-

*The results above include associates' profit before interest (US$13 million), tax (US$32 million) and minority interests (US$10 million) which allows for consistent comparison of results across the segments. When these items are deducted from the group results of US$1,457 million above, the group profit before interest and tax is US$1,402 million, as stated in the income statement.

(^)Reclassification of one-off items into operating profit.

7. The effect of the change to IFRS on the balance sheet as at 30 September 2004 is as follows:

	Reported (UK GAAP) audited	Goodwill	Post-retirement benefits	Associates	Agricultural assets	Deferred taxation	Dividends	Reclassifications
		(a)	(b) 1	(e)	(f)	(g)	(i)	(j)(k)(l)(n
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Fixed assets								
Intangible assets	6,387	173	-	-	-	-	-	100
Tangible assets	3,835	-	-	-	4	-	-	(100)
Investments in associates	1,041	8	-	(4)	-	-	-	-
Trade and other debtors	-	-	-	-	-	-	-	53
Other investments	170	-	-	-	-	-	-	-
Deferred tax asset	-	-	79	-	-	(54)	-	85
	11,433	181	79	(4)	4	(54)	-	138

Current assets								
Inventories	607	-	-	-	(2)	-	-	-
Trade and other debtors	1,155	-	-	-	-	-	-	(138)
Investments	379	-	-	-	-	-	-	(379)
Cash and cash equivalents	900	-	-	-	-	-	-	379
	3,041	-	-	-	(2)	-	-	(138)
Current Liabilities								
Creditors due within one year	(2,793)	-	42	-	-	-	144	-
Provisions	-	-	-	-	-	-	-	(86)
	(2,793)	-	42	-	-	-	144	(86)
Net current liabilities	248	-	42	-	(2)	-	144	(224)
Non-current liabilities								
Interest bearing creditors	(3,173)	-	-	-	-	-	-	-
Provisions	(668)	-	(205)	-	-	-	-	8(
Deferred tax	(168)	-	-	-	-	(55)	-	-
liabilities								
Other liabilities	(63)	-	-	-	-	-	-	-
	(4,072)	-	(205)	-	-	(55)	-	8(
Net assets	7,609	181	(84)	(4)	2	(109)	144	-
Capital and Reserves								
Shareholders' funds	6,775	170	(84)	(4)	1	(95)	143	-
Equity minority interests	834	11	-	-	1	(14)	1	-
Total equity	7,609	181	(84)	(4)	2	(109)	144	

The financial information in this report does not constitute statutory accounts within the meaning of s240 of the Companies Act 1985 (as amended).

Enquiries

	SABMiller plc	Tel:	+44 20 7659 0100
Sue Clark	Director of Corporate Affairs	Tel:	+44 20 7659 2184
Gary Leibowitz	Vice President, Investor Relations	Tel:	+44 20 7659 2119
Nigel Fairbrass	Head of Media Relations	Tel:	+44 20 7659 2105

Registered office: SABMiller House, Church Street West, Woking, Surrey, GU21 6HS
Incorporated in England and Wales (Registration Number 3528416)

Telephone: +44 1483 264000
Telefax: +44 1483 264103

This presentation does not constitute an offer to sell or issue or the solicitation of an offer to buy or acquire ordinary shares in the capital of SABMiller plc (the "Company") or an inducement to enter into investment activity in any jurisdiction.

The information contained in this presentation has not been independently

verified. No representation or warranty express or implied is made as to and no reliance should be placed on, the fairness, accuracy, completeness or correctness of the information or the opinions contained herein. None of the Company or any of its respective affiliates shall have any liability whatsoever (in negligence or otherwise) for any loss howsoever arising from any use of this presentation or its contents or otherwise arising in connection with the presentation.

This presentation includes 'forward-looking statements'. These statements contain the words "anticipate", "believe", "intend", "estimate", "expect" and words of similar meaning. All statements other than statements of historical facts included in this presentation, including, without limitation, those regarding the Company's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Company's products and services) are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Company's present and future business strategies and the environment in which the Company will operate in the future. These forward-looking statements speak only as at the date of this presentation. The Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

This information is provided by RNS
The company news service from the London Stock Exchange

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